Exhibit 2.1

Deed No. S 0456/2015

dated 26 February 2015

Project Mig, SPA (mk)

SHARE PURCHASE AGREEMENT

REGARDING

MACH 4 AUTOMATISIERUNGSTECHNIK GMBH

Today, this twenty sixth February two thousand and fifteen

- 26 February 2015 -

appeared before me,

Dr. Martin T. Schwab

Notary with official residence in Munich,

in the offices at 80333 Munich, Pacellistraße 14/I:

1.              Mr Ramón Balañá Mesegué,

business address in Barcelona, calle Bailén Nr. 165-167, Spain, identified by his Spanish identity card,

according to his declarations not acting on his own behalf,
but in the name and on behalf of

Apotheka Imedisa 2001 S.A.,

with legal seat in Cadrete, Zaragoza, Spain,

(business address: 50420 Cadrete, Zaragoza, Ctra. Valencia km. 14, Spain);

by virtue of a notarized and apostilled power of attorney dated 26 July 2013 which was presented today as an original and is attached to this deed as certified copy;

2.              Mr Holger Thomas Wallat,

according to his declarations married in community of acquisitions, identified by his German identity card;

3.              Mr Dirk Rolf Beils,

according to his declarations married in community of acquisitions, identified by his German identity card;

4.              Mr Peter Jansen,

according to his declarations married in community of acquisitions, identified by his German identity card;

5.              Mr Stephan Kübler,

business addres at Bird & Bird LLP, 80333 Munich, Maximiliansplatz 22, personally known to me, Notary,

according to his declarations not acting on his own behalf,
but in the name and on behalf of

Omnicell International, Inc.,

with legal seat in Delaware, USA,

(business address: CA 94043-4008, 590 E. Middlefield Road, Mountain View, USA),

by virtue of a notarial certified and apostilled power of attorney dated 19 December 2014 and a certificate of the Company Secretary dated 19 December 2014 which were presented today as originals and which are attached to this deed as certified copies.

2

The persons appearing requested the following deed and its Schedules to be recorded in the English language. According to their own statement and according to the conviction of the officiating Notary, who has also sufficient command of the English language, the persons appearing are fluent in the English language. After having been instructed by the officiating Notary the persons appearing waived the right to obtain the assistance of a sworn interpreter and the right to obtain a written translation of this deed and its Schedules into the German language.

They requested the notarization of the following oral declarations made before me during their presence:

I.

Reference

The parties herewith enter into the Share Purchase Agreement, which is attached to this deed as Annex A (the “Contract”).

Pursuant to Section 9 para. 1 sentence 2 and Section 14 German Act on Recording Deeds (Beurkundungsgesetz) reference is made to Annex A, which was read out aloud by the officiating Notary.

II.

Deed of Reference

At several points of this deed reference is made to Schedules. These Schedules are Schedules contained in the notarial deed dated 25 / 26 February 2015, deed no. S 455/2015 of the officiating Notary (the “Deed of Reference”). Therefore, as far as reference is made within this deed to Schedules, which are attached to the Deed of Reference, the parties refer to the respective Schedules of the Deed of Reference.

3

Pursuant to Section 13 a of the German Act on Recording Deeds (Beurkundungsgesetz) reference is made to the Deed of Reference which has been available today during the notarial recording and has been provided to the parties for reviewing. Upon instruction by the Notary the persons appearing declared that they had sufficient opportunity to review the Deed Of Reference during the notarial recording today, have full knowledge of the Deed of Reference including all its Annexes and waive their right to have the Deed of Reference read aloud and to have it attached hereto.

Furthermore, the persons appearing approved in the name of the represented parties all declarations which may have been stipulated on their behalf in the Deed Of Reference and – for reasons of precaution and as far as legally permissible – waive any restrictions from Section 181 German Civil Code (BGB).

Ill.

Advice

The officiating Notary Public gave instructions on the implications of this notarial deed. He highlighted in particular the following aspects:

•                  The notarization of the assignment of the Sellers’ Shares may not be considered as a guarantee of the Notary with respect to the ownership of Seller and the absence of third party rights with respect to the Shares.

•                  Sellers remain liable for all payments to be made at the date at which the Target was registered with the commercial register. Such liabilities are unlimited with the respect to outstanding payments to be made by the transferor. Furthermore such liability may exist with respect to outstanding payments of other shareholders under certain requirements.

•                  Purchaser is liable for not yet paid in share capital of the Target including additional payments etc. according to German law.

•                  All agreements have to be correctly and fully notarized; all agreements not notarized may be invalid and may adversely affect the validity of the whole agreement.

•                  The Notary is obligated to inform the competent commercial register without undue delay of such transfer by submitting a new list of shareholders.

4

•                  The Notary has not given any economic or tax related advice, which was also not requested by the parties.

IV.

Miscellaneous

The costs of notarization of this deed shall be borne by Purchaser.

A certified copy of this deed shall be sent to

•                  each party;

•                  the tax authority for corporate enterprises (Finanzamt für Kőrperschaften) responsible for the Company;

•                  Mr. Stefan Münch, attorney at law, residing at Bird & Bird LLP, 80333 Munich, Maximiliansplatz 22;

•                  Mr. Florian Roetzer, residing at rwzh Rechtsanwälte, 80339 Munich, Barthstraße 4.

The Company does not own any real estate in Germany nor holds any participation in companies owning real estate in Germany.

Together with Annex A

handed out to the persons appearing for inspection,

together with Annex A without tables of contents, defined terms and schedules read aloud in English,

approved by the persons appearing and signed by their own hands:

Ramón Balañá Mesegué	/s/ Ramón Balañá Mesegué

Holger Wallat	/s/ Holger Wallat

Dirk Rolf Beils	/s/ Dirk Rolf Beils

Peter Jansen	/s/ Peter Jansen

Stephan Kübler	/s/ Stephan Kübler

/s/ Martin T. Schwab

5

Annex A to the notarial De ed of the Notary Dr. Martin T. Schwab, Munich, deed No. S 456/2015 dated 26 February 2015

Share Purchase Agreement

SHARE PURCHASE AGREEMENT

regarding the acquisition of all shares in Mach 4 Automatisierungstechnik GmbH among

1.	APOTHEKA IMEDISA 2001 S.A., Ctra. Valencia km. 14, 50420 Cadrete, Zaragoza, Spain, tax. no. A-31.165.079,

-“Seller 1”-

2.	Holger Wallat,

-“Seller 2” and also the “Seller Representative”-

3.	Dirk Rolf Beils,

-“Seller 3”-

4.	Peter Jansen,

- Seller 4”-

-Sellers 1-4 collectively the “Sellers” —

5.	Omnicell International, Inc. 590 E. Middlefield Road, Mountain View, CA 94043-4008, USA

-“Purchaser”-

-Sellers and Purchaser collectively the “Parties” and each individually a “Party”—

Share Purchase Agreement

Project MIG

TABLE OF CONTENTS

Table of contents		2
Table of defined terms		3
Schedules		5
Preamble		6
1.	Selected defined terms and abbreviations	6
2.	Sale, Assignment and transfer of the Sold Shares	11
3.	Consideration	13
4.	Closing Payments, Adjustments, Escrow and Payment of Shareholder Loan Amount	16
5.	Form of payment and accounts	18
6.	Closing	18
7.	Sellers Guarantees	21
8.	Remedies of Purchaser	42
9.	Tax Guarantee and Tax Indemnity	46
10.	Other indemnification obligations	49
11.	Reduction of the Final Purchase Price	51
12.	Limitation of liability / statute of limitation	51
13.	Representations and warranties by Purchaser and Purchaser’s Covenant	53
14.	Confirmation and Waiver by Sellers	54
15.	Conduct of Business and other Sellers’ covenants	54
16.	Non-compete and non-solicitation covenant	59
17.	Confidentiality, public announcements	60
18.	Seller Representative	62
19.	Joint and several liability	63
20.	Notices	63
21.	Costs and expenses	64
22.	Miscellaneous	64

TABLE OF DEFINED TERMS

Accounting Firm	15
Acquisition Proposal	58
Administrative Orders	36
Affiliates	6
Agreement	6
AktG	7
AO	7
AoA	7
AStG	7
Base Amount	13
BGB	7
Breach Notice	44
Business	6
Business Days	7
Calculation Statement	15
Cash 1	3
Change of Control Clause	7
Change of Control Payments	7
Change of Ownership	7
Closing	19
Closing Cash	15
Closing Conditions	19
Closing Confirmation	21
Closing Date	7
Closing Date Balance Sheet	15
Closing Debt Obligations	15
Closing Events	20
Closing Payment	16
Closing Working Capital	15
Closing Working Capital Excess	14
Closing Working Capital Shortfall	15
Collective Business Guarantees	27
Collective Corporate Guarantees	23
Company	6
Company Product	7
Competitor	7
Confidential Information	7
Contract	8
Conversion Principle	8
Corporate Documents	24
Debt Obligations	13
Default Interest	65
Default Rate	8
De-minimis Claim	51
Disclosed Documents	45
Disclosure Letter	22
Domain Names	40
Due Diligence	8
Employees	33
Environmental Laws	37
Environmental Liability	37
Escrow Agent	17
Escrow Agreement	17
Escrow Amount	17
EStG	8
EUR	8
Final Purchase Price	13
Financial Statements	28
GAAP	8
General Indemnification Obligation	50
German GAAP	8
Hazardous Materials	37
HGB	8
Indemnifiable Tax	49
Indemnification Claim	44
Indemnified Party	44
Individual Seller Guarantees	22
Information Technology	8
InsO	8
Intellectual Property Rights	8
IP Transfer Agreement	58
IPR	8
IT System	9
Known Bank Liabilities	14
KStG	9
Law(s)	9
Leased Real Estate	30
Legal Entity	9
Liens	9
LoI	9
Losses	43
Mach4 England	6
Mach4 England Shares	6
Mach4 France	6
Mach4 France Shares	6
Manfred Jansen Loan Assignment Agreement	59
Material Adverse Effect	9
Material Agreement	31
Material In-licensed IPR	38
New Key Employee Agreements	58
New Lease Agreement	58
Open Source Code	9
Ordinary Course of Business	9
Owned IPR	38
Parties	1
Party	1
Payee	65

Payor	65
Permits	36
Personnel Contracts	34
Purchaser	1
Purchaser Adjustment Amount	17
Purchaser Group	10
Purchaser Ultimate Parent	10
Purchaser’s Account	18
Receiving Bank Charges	16
Related Parties	10
Resignation Letters	59
Scheduled Closing Date	19
Secondary Recipients	61
Seller 1	1
Seller 2	1
Seller 3	1
Seller 4	1
Seller Adjustment Amount	17
Seller Adjustment Release	17
Seller Representative	1
Sellers’ Account	18
Sellers Best Knowledge	10
Sellers Breach	43
Sellers’ Estimate	16
Sellers Guarantees	43
Shareholder Loan Agreements	10
Shareholder Loan Amount	15
Signing	10
Signing Date	10
Sold Shares	6
Specific Indemnification Obligations	50
Subsidiaries	6
Subsidiaries Shares	10
Subsidiary	6
Supporting Evidence	15
Target Group	6
Target Group Companies	6
Target Group Company	6
Target Group Company Software	39
Tax	10
Tax Authority	11
Tax Guarantees	46
Tax Returns	46
Taxation	10
Templates	33
Third Party Claim	11, 44
Transaction	6
Transactional Debt Amount	11
UmwG	11
UmwStG	11
Unjustified Asset Withdrawal	11
USD	11
UStG	11
VAT	10
Working Capital	14
ZPO	11

SCHEDULES

PREAMBLE

A.                                    Mach 4 Automatisierungstechnik GmbH (the “Company”), a German limited liability company, has its registered seat in Bochum, Germany and is registered with the commercial register kept at the local court of Bochum under registration number HRB 6053. The Company’s registered share capital amounts to EUR 921,000 and is divided into twelve shares (shares no. Ia, Ib, II, III, IV, V, VI, VIIa, VIIb, VIIIa, VIIIb, X — collectively the “Sold Shares”) which are held by Sellers as stated in Schedule A.

B.                                    The Company holds shares in the following companies as further set out in this Section B below (each of the companies mentioned in B.1 and B.2 hereinafter also referred to as a “Subsidiary” and collectively “Subsidiaries” and such Subsidiaries together with the Company hereinafter collectively also referred to as the “Target Group” or the “Target Group Companies”, and each company of the Target Group hereinafter also referred to as a “Target Group Company”):

B.1                             Mach4 Pharma Systems S.A.S., a stock corporation duly established under the Laws of France, registered with the Strasbourg trade and companies register under the registration no. 491 890 554 (“Mach4 France”). The share capital of Mach4 France amounts to EUR 400,000 and is divided into 4,000 shares, representing 100% of Mach4 France’s share capital and outstanding shares (the “Mach4 France Shares”). The Company is holding 100% of the Mach4 France Shares.

B.2                             Mach4 Pharma Systems Limited, a limited liability company duly established under the Laws of England, registered with the Companies House under the registration no. 06505893 (“Mach4 England”). The share capital of Mach4 England amounts to GBP 1 and is divided into 1 share, representing 100% of Mach4 England’s share capital and outstanding shares (the “Mach4 England Shares”). The Company is holding 100% of the Mach4 England Shares.

C.                                    The Target Group is active in the business of designing, manufacturing and distributing automation technology products mainly in the health-care sector for pharmacies and hospitals (the “Business”).

D.                                    Sellers intend to sell and transfer the Sold Shares, and Purchaser intends to purchase and acquire the Sold Shares from Sellers pursuant to the terms and conditions of this Agreement and its Schedules (the “Agreement”). The transactions set forth herein are hereinafter referred to as the “Transaction”.

Now, therefore, the Parties agree as follows:

1.                                      SELECTED DEFINED TERMS AND ABBREVIATIONS

In this Agreement, except where set forth otherwise, the following terms and abbreviations shall have the following meaning:

“Affiliates”: any individual person or Legal Entity who or which are affiliated enterprises within the meaning of Sections 15 et seq. AktG.

“AktG”: the German Stock Corporation Act (Aktiengesetz).

“AO”: the German Fiscal Code (Abgabenordnung).

“AoA”: articles of association.

“AStG”: the German Code on Taxes regarding Foreign Relations (Gesetz über die Besteuerung bei Auslandsbeziehungen).

“BGB”: the German Civil Code (Bürgerliches Gesetzbuch).

“Business Days”: any days other than Saturdays, Sundays and public holidays, in each case in Bochum, Germany or San Francisco, USA.

“Change of Control Clause”: a provision in a Contract that in case of a Change of Ownership with respect to a contractual party (i) entitles the other contractual party to amend or terminate the Contract, (ii) obliges the contractual party to make any payments (the “Change of Control Payments”) or perform certain actions or (iii) otherwise results in an detrimental alteration of the existing contractual relationship between or relating to the contractual parties.

“Change of Ownership”: a change in the direct or indirect shareholding in relation to a Legal Entity where any such change has the effect that any such new shareholder of the Legal Entity has

(a)                                                         the ultimate effective right or power to appoint a majority of managing and/or supervisory board members or similar corporate body;

(b)                                                         the effective right or power to cast or control the casting of a majority of votes at a shareholders’ meeting;

(c)                                                          the beneficial ownership of a majority of shares of the Legal Entity; or

(d)                                                         the ability to substantially determine the conduct of the Legal Entity’s business activities.

“Closing Date”: the date on which the Closing occurs and the Closing Confirmation (as defined in Section 6.7) is executed by the Parties.

“Company Product”: any product or service that is currently being or at any time has been designed, developed, manufactured, marketed, distributed, provided, licensed, sold, or made available at any time by a Target Group Company in connection with the operation of the Business.

“Competitor”: any individual person or Legal Entity that conducts any business activities that are in whole or in part in competition with the Business.

“Confidential Information”: any content of this Agreement and any and all non-public information about a Target Group Company, Sellers, Purchaser, Purchaser Ultimate Parent or their Affiliates, including any and all such information created, transferred, recorded or employed as part of, or otherwise resulting from any activities undertaken pursuant to this Agreement, including business, organizational, technical, financial, marketing, operational, regulatory or sales information of a Target Group Company, Sellers, Purchaser, Purchaser Ultimate Parent or their Affiliates.

“Contract”: means a Contract, contractual offer or relationship similar to a contractual relationship, be it in writing or oral, in each case including (i) any side letters and side agreements, (ii) any rights (including warranty and defense rights) and obligations, (iii) any ancillary obligations and statutory claims (e.g. tort, unjustified enrichment, etc.), arising therefrom or in connection therewith, and as amended from time to time.

“Conversion Principle”: the EUR/USD exchange rate, expressed as the amount of USD per EUR 1 published by the European Central Bank at or around 3:00 pm CET as published on the website of the European Central Bank (https://www.ecb.europa.eu/stats/exchange/eurofxref/html/index.en.html) on a particular Business Day.

“Default Rate”: the rate of 3% above EURIBOR per annum.

“Due Diligence”: the legal, tax, financial, commercial and technical due diligence conducted by Purchaser and its advisors on the Target Group Companies.

“EStG”: The German Income Tax Act (Einkommensteuergesetz).

“EUR”: the lawful currency of the member states of the European Union which from time to time adopt it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

“German GAAP”: German generally accepted accounting principles (“GAAP”) under the HGB as in effect on the date of preparation of the respective accounting document in question.

“HGB”: the German Commercial Code (Handelsgesetzbuch).

“Information Technology”: any kind of software, computer programs, algorithm, programming methods, tools or processes (including all applications supported by software, the software supporting such applications, operating systems, firmware, and customizations, modifications and documentation of any such software in source code, object code or any other code form), computer hardware (such as servers, personal computers, printers), databases, data, know-how, trade secrets, Confidential Information, networks, telecommunication devices or other information technology which are necessary to carry out, or used within, the Business.

“InsO”: the Germany Insolvency Code (Insolvenzordnung).

“Intellectual Property Rights” or “IPR”: any and all rights associated with national or international, registered or unregistered (i) trademarks, service marks and logos; (ii) patents, patent applications, and patentable ideas, inventions, and/or improvements; (iii) trade secrets, proprietary information, and know-how; (iv) all divisions, continuations, reissues, renewals, and extensions thereof now existing or hereafter filed, issued, or acquired; (v) copyrights and related rights, including, without limitation, any forms, images, audiovisual displays, text, software, (vi) all other intellectual property, proprietary rights or other rights related to intangible property anywhere in the world, and (vii) any and all licenses or rights to use or exploit any of the aforementioned rights.

“IT System” means all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or to the Target Group Companies.

“KStG”: the German Corporate Income Tax Act (Körperschaftssteuergesetz).

“Law(s)”: all or any applicable law, regulation, directive, binding guideline or rule or decree, order or decision of any court or governmental authority (applicable in any jurisdiction and relating to any matter whatsoever).

“Legal Entity”: any corporation, company, limited liability company, partnership, association or any legal entity established pursuant to the Laws of any respective jurisdiction.

“Liens”: any mortgage, lien (except for any lien for Taxes not yet due and payable), pledge, registered pledge, financial pledge, security interest, or other similar right of any third party.

“LoI”: Letter of Intent between the Company and Omnicell, Inc., dated 3 September 2014.

“Material Adverse Effect”: any circumstance, development, event, condition or occurrence which (i) has had, or reasonably could be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets, properties, liabilities, rights, obligations, operations or prospects of the Target Group, or (ii) materially impairs or delays, or reasonably could be expected to materially impair or delay, the ability of the Parties to consummate the Transaction or to perform the Parties’ obligations under this Agreement. A Material Adverse Change shall not include any effect resulting from (a) general economic or industry-wide changes, except to the extent such economic or industry-wide changes have a materially disproportionate impact on the Target Group relative to other industry participants, or (b) any change in applicable laws or German GAAP, or interpretations thereof, or (c) circumstance, development, event, condition or occurrence of which Purchaser had actual knowledge (positive Kenntnis) in accordance with Section 8.5.1.

“Open Source Code”: any software code that is distributed as “free software” or “open source software” or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such software. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

“Ordinary Course of Business”: an action taken will be deemed to have been taken in the “Ordinary Course of Business” only if such action is (i) in compliance with applicable Laws and consistent with the past practices of the Target Group Companies and has been taken in the ordinary course of business of the normal day-to-day operations of the Target Group Companies, (ii) not required to be authorized by the supervisory board of the Target Group Companies and (iii) similar in nature and magnitude to actions customarily taken, without any authorization by the supervisory board or shareholder’s meeting (or by any corporate body exercising similar authority), in the ordinary course of the normal day-to-day operations of other business organizations organized under the same Law and of a size similar to that of the Target Group Companies.

“Purchaser Group”: Purchaser Ultimate Parent, Purchaser and their Affiliates.

“Purchaser Ultimate Parent”: Omnicell Inc., 590 E. Middlefield Road, Mountain View, CA 94043-4008, USA.

“Related Parties”: any individual person or Legal Entities who or which are (i) Affiliates or (ii) relatives within the meaning of Section 15 of the German Fiscal Code.

“Sellers Best Knowledge:” the actual knowledge by any of the Sellers, the Company’s managing director Gregor Malajka and the Company’s registered signatory Olaf Winkler of a fact, or the particular matter referred to, or constructive knowledge, being what a prudent businessman in a like position, or a similarly situated officer in a similar company would have known, or should have known, of a fact or the particular matter referred to, had he/she/it reviewed readily available data and information or after due inquiry of such matters with the persons having responsibility for such matter.

“Shareholder Loan Agreements”: the following loan agreements which the Company concluded with certain Sellers and Sellers’ Related Parties:

Creditor	Date	Loan Amount		Annual interest
Manfred Jansen	16 October 2010	EUR	450,000	8%
Manfred Jansen	2 July 2010	EUR	150,000	8%
Seller 2	26 June 2009	EUR	76,000	8%
Seller 3	26 June 2009	EUR	76,000	8%

“Signing”: the execution of this Agreement in notarial form according to German Law.

“Signing Date”: the day on which this Agreement has been duly executed by the Parties in notarized form.

“Subsidiaries Shares”: the Mach4 France Shares and the Mach4 England Shares collectively.

“Tax” or “Taxation”: all forms of taxation, impositions, duties, contributions and levies in the nature of taxation including (without prejudice to the generality of the foregoing) income tax, tax on capital gains, corporation tax, value added tax (“VAT”), stamp duties, transfer taxes, land taxes (other than rates), provincial sales tax, sales tax or use taxes, social security contributions, wage taxes, secondary tax liabilities and any amounts withheld on account of any of the foregoing together with all penalties, charges, surcharges, fines, costs and interest relating thereto (in all cases, regardless of whether such taxes, penalties, charges, surcharges, fines, costs and interest are directly or primarily chargeable against or attributable to the relevant person or any other person and regardless of whether the relevant person has, or may have, any right of reimbursement against any other person) and including any contractual obligation to pay any of the above; in particular, taxes are all German taxes in the sense of Section 3 AO as well as the liability for such taxes.

“Tax Authority”: any taxing or other authority (anywhere in the world) competent to impose any liability to Tax.

“Third Party Claim”: any claim, suit, action or proceeding brought by a third party, including claims brought by Tax or other governmental authorities, in respect of which Purchaser, Purchaser Group or any of the Target Group Companies may seek any remedy against Sellers under this Agreement.

“Transactional Debt Amount”: the aggregate sum of any fees and expenses of Sellers or a Target Group Company, including severance, bonus, Change of Control Payments, payments of options, warrants or other securities exercisable for capital stock or similar payments (and any Taxes due by a Target Group Company in relation thereto), and advisors’, consultants’, finders’ or bankers’ fees or payments, in all instances which are/were (i) incurred or eventually borne by a Target Group Company and relate to, or were incurred in connection with, periods until and including the Closing Date, and (ii) which at the same time relate to or are triggered by this Transaction.

“UmwG”: the German Transformation Act (Umwandlungsgesetz).

“UmwStG”: the German Transformation Tax Act (Umwandlungssteuergesetz).

“Unjustified Asset Withdrawal”: any open or hidden profit distributions or declaration of profits, repayment or redemption of registered share capital, payment of interest or repayment of shareholder loans, silent partnership claims, promissory note claims or similar claims under debt instruments or any other form of value transfer by a Target Group Company for Sellers’ or Sellers’ Related Parties’ benefit, other than payments and benefits made in the Ordinary Course of Business under existing arm’s length employee agreements.

“USD”: US Dollar, the official currency of the United States of America.

“UStG”: the German VAT Act (Umsatzsteuergesetz).

“ZPO”: the German Code of Civil Procedure (Zivilprozessordnung).

2.                                      SALE, ASSIGNMENT AND TRANSFER OF THE SOLD SHARES

2.1                                           Sale of the Sold Shares

Subject to the terms and conditions of this Agreement, Sellers hereby sell (verkaufen) the Sold Shares as they are held by the respective Seller as set forth in Schedule A to Purchaser with economic effect (wirtschaftlicher Übertragungsstichtag) as of the Closing Date. Purchaser hereby accepts such sale.

2.2                                           Assignment and transfer of the Sold Shares

Sellers hereby assign (abtreten) the Sold Shares as they are held by the respective Seller as set forth in Schedule A to Purchaser with effect as of the Closing and Purchaser hereby accepts such assignment.

2.3                                           Condition precedent

The assignment of the respective Sold Shares pursuant to Section 2.2 is subject to condition precedent (aufschiebende Bedingung) of the payment of the Closing Payment in accordance with Section 4.2. The condition precedent described in the preceding sentence is deemed to be fulfilled upon presentation by Purchaser to Sellers and the Notary on the Closing Date of an electronic wire transfer form (fax, email or pdf copy sufficient) from the bank executing the Closing Payment showing that Purchaser’s bank executed the wire transfer of the Closing Payment in accordance with Section 4.2.

2.4                                           Ancillary rights

The sale and assignment of the Sold Shares shall include all ancillary rights appertaining thereto, including, for the avoidance of doubt, profits of the business year 2014 and any other undistributed profits and dividends.

2.5                                           Consent requirements

2.5.1                                 Sellers, in their capacity as shareholders of the Company, hereby explicitly consent to the sale and assignment of the Sold Shares in accordance with Section 5 of the Company’s AoA as well as to any sale and assignment of shares in the Company in the past.

2.5.2                                 Sellers hereby waive any pre-emptive rights, rights of first purchase, rights of re-purchase or similar rights with respect to the sale and transfer of the Sold Shares, in particular their rights of first refusal pursuant to Section 5 (3) of the Company’s AoA.

2.5.3                                 Seller 2’s spouse and Seller 3’s spouse have approved the sale and transfer of the respective Sold Shares; their respective consent declarations are attached hereto as Schedule 2.5.3.

2.6                                           Power of attorney

The Parties are aware of the fact that Purchaser may exercise its shareholder rights vis-à-vis the Company only after Purchaser has been recorded as shareholder in the shareholders’ list filed with the commercial register. Therefore, Sellers hereby grant to Purchaser, subject to the fulfilment of the condition precedent pursuant to Section 2.3, irrevocably, beyond their decease and exempted from the restrictions of Section 181 BGB, a power of attorney to exercise without limitation any and all shareholders’ rights with respect to the Sold Shares.

3.                                      CONSIDERATION

3.1                                           Final Purchase Price

3.1.1                                 The final consideration payable for the Sold Shares shall be calculated and determined as follows:

(a)                                                         USD 18,000,000 (the “Base Amount”);

plus

(b)                                                         Closing Cash, if any,

minus

(c)                                                          Closing Debt Obligations, if any,

plus

(d)                                                         a Closing Working Capital Excess, if any

minus

(e)                                                          a Closing Working Capital Shortfall, if any;

minus

(f)                                                           the Shareholder Loan Amount

(the “Final Purchase Price”).

3.1.2                                 For the purpose of calculating the Final Purchase Price, the Closing Cash, Closing Debt Obligation, Closing Working Capital Excess, Closing Working Shortfall and Shareholder Loan Amount shall be converted from EUR to USD pursuant to the Conversion Principle as of the Closing Date.

3.2                                           Definitions of Cash, Debt Obligations, Working Capital and Shareholder Loan Amount

For the purpose of this Agreement,

3.2.1                                 “Cash” shall mean with respect to the Target Group Companies any cash, cash equivalents (i.e. cheques received whether or not credited to a bank account) and credit balances of the Target Group Companies with banks and other financial institutions within the meaning of Section 266 sub-sec. 2 B (IV) HGB (Kassenbestand, Bundesbankguthaben, Guthaben bei Kreditinstituten und Schecks).

3.2.2                                 “Debt Obligations” shall mean with respect to the Target Group Companies the sum of:

(a)                                                         all bonds or convertible loans (Anleihen) within the meaning of Section 266 sub-sec. 3 C no. 1 HGB,

(b)                                                         liabilities toward banks or other financial institutions (Verbindlichkeiten gegenüber Kreditinstituen) within the meaning of Section 266 sub-sec. 3 C no. 2 HGB, plus any accrued and unpaid interest thereon, in particular, the liabilities under the credit line agreement with Commerzbank Aktiengesellschaft dated 4 July 2012 and the overdraft facility with Kreissparkasse Mayen dated 17 April 2009, the “Known Bank Liabilities”),

(c)                                                          any payables from the acceptance of drafts and the issuance of promissory notes (Verbindlichkeiten aus der Annahme gezogener Wechsel und der Ausstellung eigener Wechsel) within the meaning of Section 266 sub-sec. 3 C no. 5 HGB,

(d)                                                         all liabilities to shareholders, Related Parties and Affiliates, (Verbindlichkeiten gegenüber verbundenden Unternehmen und Verbindlichkeiten gegenüber Unternehmen, mit denen ein Beteiligungsverhältnis besteht) within the meaning of Section 266 sub-sec. 3 C no. 6 and 7 HGB, excluding, however, any repayment claims including any accrued interest pursuant to the Shareholder Loan Agreements,

(e)                                                          the outstanding position of the debts entered into under (x) capitalized lease agreements, (y) whether or not reflected in the books, any factoring agreement, and (z) any lease sureties,

(f)                                                           declared but unpaid shareholder dividends,

(g)                                                          the Transactional Debt Amount as per the Closing Date,

(h)                                                         any other liabilities (sonstige Verbindlichkeiten), including unfunded pension liabilities, within the meaning of Section 266 sub-sec. 3 C no. 8 HGB, or indebtedness that has neither been taken into consideration in the determination of the Transactional Debt Amount as per the Closing Date nor of the Closing Date Working Capital Shortfall.

For the avoidance of doubt, Debt Obligations shall not include any item which has been included in the calculation of Working Capital.

3.2.3                                 “Working Capital” shall mean with respect to the Target Group Companies the difference between the amounts ascribed to (i) the current assets presented in the table set out under Schedule 3.2.3 and (ii) the current liabilities presented in Schedule 3.2.3.

3.2.4                                 “Closing Working Capital Excess” shall mean the amount by which the Closing Working Capital exceeds an amount of EUR 2,200,000.

3.2.5                                 “Closing Working Capital Shortfall” shall mean the amount by which the Closing Working Capital falls short of EUR 1,800,000.

3.2.6                                 “Shareholder Loan Amount” shall mean the amount of the repayment claims under the Shareholder Loan Agreements outstanding on the Closing Date including any interest accrued thereon until and including the Closing Date.

3.3                                           Determination of Final Purchase Price

3.3.1                                 The Cash, the Debt Obligations and the Working Capital shall be determined on the basis of a consolidated balance sheet for the Target Group Companies as per the Closing Date prepared in accordance with German GAAP (the “Closing Date Balance Sheet” and the Cash so determined the “Closing Cash”, the Debt Obligations so determined the “Closing Debt Obligations” and the Working Capital so determined the “Closing Working Capital”).

3.3.2                                 Purchaser shall deliver to Sellers the Closing Date Balance Sheet together with a statement which sets forth the calculation of the Final Purchase Price based on the Closing Cash, Closing Debt Obligations and Closing Working Capital shown in the Closing Date Balance Sheet within 60 days following the Closing Date (the “Calculation Statement”).

3.3.3                                 The calculation of the Final Purchase Price based on the Closing Cash, Closing Debt Obligations and Closing Working Capital shown in the Closing Date Balance Sheet shall be binding unless, within 45 days after Sellers’ receipt of the Closing Date Balance Sheet and the Calculation Statement from Purchaser, Sellers dispute in writing any amounts that are included in, or should have been included in the Closing Date Balance Sheet or the Calculation Statement by way of (i) stating specific objections to specific line items and (ii) providing supporting evidence, inter alia, in form of a revised Closing Date Balance Sheet and/or Calculation Statement showing the changes resulting from Sellers’ adjustments (the “Supporting Evidence”).

3.3.4                                 In the event of the submission of Supporting Evidence, Purchaser and Sellers shall attempt to reconcile their differences in good faith negotiations. If Purchaser and Sellers are unable to reach an agreement within 30 days after receipt by Purchaser of the Supporting Evidence, either of Purchaser or Sellers may refer the remaining differences arising out of the Supporting Evidence to a mutually acceptable internationally recognized firm of independent public accountants (the “Accounting Firm”).

3.3.5                                 If Purchaser and Sellers cannot mutually agree upon the Accounting Firm within two weeks after either of them has requested its appointment, the Accounting Firm shall be determined, upon request of Purchaser or Sellers by the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V.) in Düsseldorf, Germany.

3.3.6                                 The Accounting Firm shall act as an expert (Schiedsgutachter) and not as an arbitrator. The Parties shall request the Accounting Firm to decide only on the specific line items in dispute. The Parties shall request that the decision of the

Accounting Firm does not fall beyond or outside the positions taken by the Parties. The decision of the Accounting Firm shall be conclusive and binding on the Parties and not be subject to any appeal (within the limits set forth in Section 319 BGB). The Accounting Firm decides on the costs of his assignment in accordance with the provisions of Sections 91 et seq. ZPO. Each Party shall bear its own costs.

4.                                      CLOSING PAYMENTS, ADJUSTMENTS, ESCROW AND PAYMENT OF SHAREHOLDER LOAN AMOUNT

4.1                                           Sellers’ Estimate and Shareholder Loan Amount

At least five Business Days prior to Closing, Sellers shall provide to Purchaser

4.1.1                                 a good faith estimate (with underlying supporting documentation) of the Closing Cash, Closing Debt Obligations (including the Known Bank Liabilities) and Closing Working Capital in written form reasonably satisfactory to Purchaser and in any case including the Known Bank Liabilities (the “Sellers’ Estimate”); and

4.1.2                                 the Shareholder Loan Amount (with underlying supporting documentation).

4.2                                           Closing Payment

4.2.1                                 On the Closing Date, Purchaser shall pay to Sellers a closing payment, which shall be determined as follows (the “Closing Payment”):

the Base Amount adjusted as per Section 3.1.1 based on the Sellers’ Estimate and the Shareholder Loan Amount;

minus

the Escrow Amount (as defined in Section 4.4.2).

4.2.2                                 For the purpose of calculating the Closing Payment, the Closing Cash, Closing Debt Obligation, Closing Working Capital Excess and Closing Working Shortfall as per the Sellers’ Estimate shall be converted from EUR to USD pursuant to the Conversion Principle as of the Closing Date.

4.2.3                                 The Closing Payment shall be paid into Sellers’ Account.

4.2.4                                 Sellers shall bear any bank charges which are imposed by the banks at which the Sellers’ Accounts and/or the Escrow Account are held (the “Receiving Bank Charges”) and the condition precedent set forth in Section 2.3 shall be deemed fulfilled even if Receiving Bank Charges are deducted from the Closing Payment.

4.3                                           Adjustments to the Closing Payment

4.3.1                                 No later than five Business Days after the determination of the Final Purchase Price pursuant to Section 3, Purchaser shall pay into Sellers’ Account, the amount by which an amount equal to the Final Purchase Price minus the

Escrow Amount exceeds the Closing Payment (the “Purchaser Adjustment Amount”), if any, in the same proportion as set out in Section 4.2.3.

4.3.2                                 No later than five Business Days after the determination of the Final Purchase Price pursuant to Section 3, Sellers shall pay into Purchaser’s Account the amount by which the Closing Payment exceeds an amount equal to the Final Purchase Price minus the Escrow Amount (the “Seller Adjustment Amount”), if any, as follows:

(a)                                                         Seller 1 to Purchaser, 31.08% of the Seller Adjustment Amount.

(b)                                                         Seller 2 to Purchaser, 23.06% of the Seller Adjustment Amount.

(c)                                                          Seller 3 to Purchaser, 23.06% of the Seller Adjustment Amount.

(d)                                                         Seller 4 to Purchaser, 22.8% of the Seller Adjustment Amount.

4.3.3                                   In the event a Seller is fully or partially in default with the payments pursuant to Section 4.3.2, Purchaser shall, in accordance with the Escrow Agreement, be entitled, but not obliged, to request that an amount equal to the amount payable by such Seller under Section 4.3.2 (a “Seller Adjustment Release”) shall be deducted from the Escrow Amount and released to Purchaser from the Escrow Account. Within three Business Days following a Seller Adjustment Release, Sellers shall pay the amount deducted from the Escrow Amount into the Escrow Account so that the Escrow Amount is available in full.

4.4                                           Escrow

4.4.1                                 On the Closing Date, the Parties and the Notary as escrow agent (the “Escrow Agent”) shall enter into the escrow agreement substantially in the form as attached hereto as Schedule 4.4.1 (the “Escrow Agreement”).

4.4.2                                 On or prior to the Closing Date, Purchaser shall pay an amount of 15% of the Base Amount, i.e. an amount of USD 2,700,000, which shall serve as a non-exclusive security for any claims of Purchaser against Sellers under or in connection with this Agreement (the “Escrow Amount”) into the Escrow Account as defined in the Escrow Agreement, which shall have debt releasing effect (schuldbefreiende Wirkung).

4.4.3                                 The Escrow Amount shall be released to Sellers or Purchaser, as the case may be, as stipulated in the Escrow Agreement.

4.5                                           Payment of Shareholder Loan Amount

4.5.1                                 No later than three Business Days after the Closing occurred, Purchaser shall pass a shareholder’s resolution concerning the contribution of the Shareholder Loan Amount into the Company’s capital reserve substantially in the form as attached hereto as Schedule 4.5.1.

4.5.2                                 No later than three Business Days after the resolution as per Section 4.5.1 has been resolved, Purchaser shall pay a cash amount equal to the Shareholder Loan Amount to the Company.

4.5.3                                 After the payment as per Section 4.5.2 has been made, Purchaser shall cause the Company to pay an amount equal to the Shareholder Loan Amount without undue delay as follows:

(a)                                                         an amount equal to 89.89% of the Shareholder Loan Amount shall be paid into the account of Seller 2 stated in Schedule 4.5.3;

(b)                                                         an amount 10.11% of the Shareholder Loan Amount shall be paid into the account of Seller 3 stated in Schedule 4.5.3.

Seller 2 and Seller 3 are aware of the fact that the credit line agreement with Commerzbank Aktiengesellschaft dated 4 July 2012 provides for loan retention and subordination declarations concerning the Shareholder Loan Agreement and that the Company will only be able to make the payment as per this Section 4.5.3 provided that this does not constitute a violation of the agreement with Commerzbank. Seller 2 and Seller 3 may present to Purchaser and Company a letter from Commerzbank confirming that the Shareholder Loan Agreements may be repaid irrespective of such loan retention and subordination declarations in order to expedite payment of the Shareholder Loan Amount.

5.                                      FORM OF PAYMENT AND ACCOUNTS

5.1                                           Form of payment

If not stated otherwise in this Agreement, any payments under this Agreement shall be made by wire transfer in immediately available funds, valued as of the relevant due date set out in this Agreement or otherwise provided by law, free of bank and/or any other charges (except that Receiving Bank Charges shall be borne by Sellers).

5.2                                           Sellers’ Account

All payments to Sellers under this Agreement shall be made to the joint bank account of Sellers defined in Schedule 5.2  (the “Sellers’ Account”). For the avoidance of doubt, payments made to the Sellers’ Account in accordance with this Agreement shall have fulfilling effect on the amount as paid and, under no circumstances, shall Purchaser be liable for the distribution or allocation of funds on the Sellers’ Account to the individual Sellers.

5.3                                           Purchaser’s Account

All payments to Purchaser under this Agreement shall be made to the bank account (“Purchaser’s Account”) set out in Schedule 5.3 or to such other bank account of which Purchaser has notified Sellers at least three Business Days prior to the instructions for the respective wire transfer being given.

6.                                      CLOSING

6.1                                           Conditions to Closing

The consummation of the Transaction (the “Closing”) shall take place on the fifth Business Day after the day on which the conditions set forth in this Section 6.1 are met or waived by Purchaser, whichever is earlier, or at any other time or place as the Parties may mutually agree (the “Scheduled Closing Date”). The Closing is subject to the following conditions precedent (the “Closing Conditions”):

6.1.1                                 there are no enforceable judgments, injunctions, orders or decrees by any court or governmental authority prohibiting the Parties to consummate this Agreement or the Transaction contemplated thereby, and no application for such order is pending or, to Sellers Best Knowledge, threatened;

6.1.2                                 the Sellers Guarantees given and made as of the Signing Date have been confirmed in writing by Sellers as of the Closing Date as being true and correct (i) in all respects, in the case of Sellers Representations that are qualified as to materiality, and (ii) in all material respects, in the case of Sellers Representations that are not so qualified;

6.1.3                                 all covenants of Sellers made under this Agreement have been complied with in all material respects;

6.1.4                                 since the Signing Date, there has not been a Material Adverse Effect with respect to the Business;

6.1.5                                 at least 85% of the Employees are still employed by the Company as per the Closing Date and have not submitted termination letters regarding their employment contracts or, to Sellers Best Knowledge, threatened to do so;

6.1.6                                 the patent register regarding the patents DE 19944818 — Scanstation, DE 19955615 — Sauggreifer für Kleinstück (vacuum gripper for small pieces) and DE 19964508 - Sauggreifer für Kleinstück (vacuum gripper for small pieces) shows the Company as the owner of such patents;

6.2                                           Waiver of Closing Conditions

Prior to Closing, Sellers shall inform Purchaser as soon as practicable upon becoming aware of any fact or matter that constitutes or could reasonably constitute a breach under this Agreement or non-satisfaction of the Closing Conditions. The Closing Conditions may be waived at any time prior to Closing, individually or in the aggregate, and only by Purchaser, in its sole discretion.

6.3                                           Withdrawal

6.3.1                                 Purchaser may withdraw from this Agreement by written notice to the Sellers if not all Closing Conditions have been fulfilled by Sellers or legitimately waived by Purchaser before the Closing. Except as set out in Section 6.3.2 below, in the event of a withdrawal pursuant to this Section 6.3, none of the Parties shall have any obligation or incur any liability towards the other Party/ies except that (i) any liability of any Party for damages which are already due on the date of withdrawal or for Losses for a breach of any covenants of the Agreement shall survive and remain in existence, and (ii) the provisions in this Section 6.3 (“Withdrawal”) and Sections 17 (“Confidentiality, Public Announcements”) through 22 (“Miscellaneous”) of this Agreement shall survive and remain in full force and effect.

6.3.2                                 Sellers shall indemnify and hold harmless Purchaser and Purchaser Group from and against (freistellen) any and all costs and expenses including in particular, to legal, accounting and other fees and expenses of professional advisers incurred for and in connection with the Transaction if

(a)                                                         the Closing Conditions set out in Sections 6.1.2 and 6.1.3 were not fulfilled and Purchaser consequently withdraws from this Agreement as per Section 6.3.1; or

(b)                                                         Sellers fail to take all reasonable measures to cause the other Closing Conditions to be fulfilled and if any of such Closing Conditions is not fulfilled and Purchaser consequently withdraws from this Agreement as per Section 6.3.1.

Sellers’ liability with regard to such claims shall be limited to USD 300,000.

6.4                                           Place of Closing / Closing Events

If all Closing Conditions have been either met or legitimately waived, the Parties shall be obliged to meet on the Scheduled Closing Date at the offices of Bird & Bird LLP, Maximiliansplatz 22, 80333 Munich, Germany, or at such other location or time as mutually agreed upon by the Parties to carry out the following actions (the “Closing Events”) in the order set out below. Regardless of the order of the Closing Events set out below, each Closing Event shall only be deemed to have been carried out and become effective once all Closing Events have been carried out and the Closing Confirmation has been executed by the Parties in accordance with Section 6.7. For the avoidance of doubt, the assignment and transfer of the Sold Shares to Purchaser shall, however, occur immediately after the condition precedent as per Section 2.3 has been fulfilled.

6.4.1                                 The Parties shall execute a confirmation substantially in the form as attached hereto as Schedule 6.4.1 that all Closing Conditions have either been fulfilled or were waived in accordance with Section 6.2;

6.4.2                                 The Parties shall exchange duly executed versions of the Escrow Agreement;

6.4.3                                 Sellers shall hand over to Purchaser an executed copy of the IP Transfer Agreement;

6.4.4                                 Sellers shall hand over to Purchaser an executed copy of the New Lease Agreement;

6.4.5                                 Sellers shall hand over to Purchaser the executed New Key Employee Agreements;

6.4.6                                 Sellers shall hand over to Purchaser the executed Manfred Jansen Loan Assignment Agreement;

6.4.7                                 Sellers shall hand over proof satisfactory to Purchaser that the domain “Mach4.es” has been transferred to the Company;

6.4.8                                 Sellers shall hand over to Purchaser the executed Resignation Letters;

6.4.9                                 Purchaser pays the Closing Payment in accordance with Section 4.2 and the Escrow Amount in accordance with Section 4.4.2.

6.5                                           Best efforts to achieve Closing

The Parties shall use best efforts to satisfy the Closing Conditions and to fulfill the Closing Events.

6.6                                           Failure to close

6.6.1                                 In the event Sellers or Purchaser refuse to carry out the Closing Events and thus prevent the Closing to occur, Sellers or Purchaser, as the case may be, may terminate this Agreement 20 Business Days after all Closing conditions have been either met or legitimately waived by written notice to the other Party.

6.6.2                                 In the event Sellers or Purchaser terminate this Agreement as per Section 6.6.1, the other Party shall indemnify and hold harmless Purchaser and Purchaser Group or Sellers, as the case may be, from and against any and all costs and expenses including in particular, to legal, accounting and other fees and expenses of professional advisers incurred for and in connection with the Transaction.

6.7                                           Closing Confirmation

After occurrence of the Closing, the Parties shall confirm to each other in writing (the “Closing Confirmation”) that (i) all Closing Events have been duly fulfilled or validly waived for their mutual satisfaction and that, for the purposes of this Agreement, Closing has occurred, and (ii) the transfer of Sold Shares to Purchaser has occurred. For the avoidance of doubt, the legal effect of such confirmation shall not limit or prejudice in any manner the rights of the Parties arising under this Agreement or under the Law.

7.                                      SELLERS GUARANTEES

7.1                                           Individual Guarantees

With regard to the respective Sold Shares, each Seller individually, and only with respect to himself/itself and his/its Sold Shares and not with respect to any other Seller or the Sold Shares of any other Seller, hereby guarantees to Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent guarantee in accordance with Section 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne von § 311 Abs. 1 BGB), and except as specifically disclosed otherwise in the disclosure letter attached hereto as Schedule 7.1 (the “Disclosure Letter”) with reference to the individual Section of the Agreement under which the disclosure shall be made, that the statements set forth hereinafter are correct, complete and accurate as of the Signing Date and the Closing Date (the guarantees made in this Section 7.1 hereinafter the “Individual Guarantees”):

7.1.1                                 Legal capacity of Seller

Seller has full power and authority to enter into and perform this Agreement and this Agreement constitutes valid and binding obligations of Seller, enforceable in accordance with the terms herein. To the extent applicable,

Seller has obtained all corporate authorizations to be empowered to enter into this Agreement. No approval by any spouse (other than such granted pursuant to Section 2.5.3) or governmental authority is required for the execution, conclusion or performance of the Agreement by Seller.

7.1.2                                 No actions

There is no action, suit, investigation or other proceeding pending at Law (rechtshängig) or threatened against or affecting the respective Seller before any court or arbitrator or governmental authority that in any manner challenges or seeks to prevent, materially alter or delay the execution, conclusion or performance of this Agreement, and to Sellers Best Knowledge, there are no circumstances likely to give rise to any such proceeding.

7.1.3                                 No insolvency proceedings

No insolvency or similar proceedings concerning Seller has been applied for or rejected or threatened against him/it in writing. There are no circumstances that would require the opening of or the application for such proceedings; in particular, Seller is neither illiquid (zahlungsunfähig), where applicable, over-indebted (überschuldet) nor within the meaning of Sections 17 and 19 InsO (or similar applicable foreign Law), nor is illiquidity impending (drohende Zahlungsunfähigkeit) within the meaning of Section 18 InsO (or similar applicable foreign Law).

7.1.4                                 Capital contribution to Sold Shares

The Sold Shares are duly authorized, validly issued and fully paid up in compliance with applicable Law. The respective share capital has not been repaid or otherwise returned to Seller or Sellers’ Related Parties in whole or in part, whether open or disguised, directly or indirectly, nor is there any obligation or promise to make any such repayment or return (Rückgewähr von Einlagen). There are no obligations to make any further contributions relating to the Sold Shares (Nachschusspflichten).

7.1.5                                 Ownership, no encumbrance of Sold Shares

Each Seller holds legal and beneficial title to its Sold Shares. The Sold Shares are not pledged, attached or otherwise encumbered (dinglich belastet) with rights of third parties. There are no restrictions on the sale and assignment of the Shares to Purchaser in accordance with this Agreement. The Sold Shares are not subject to any (i) trust arrangement, shareholders’ agreement (except as otherwise disclosed in the Disclosure Letter), silent partnership, sub-participation or similar arrangement, (ii) pending transfer or other disposition to a third party, (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber, or (iv) shareholders’ resolution on the redemption of the Sold Shares. Upon the consummation of the transactions contemplated by this Agreement, Purchaser shall receive full and unrestricted ownership of and title in the Sold Shares.

7.1.6                                 No special rights

Upon fulfillment of the Closing Conditions and the Condition Precedent, Seller has no, and may not claim after the transfer of the Sold Shares to Purchaser any, pre-emptive right, right of first refusal, subscription right, option right, conversion right or similar right with respect to the Target Group Companies or Sold Shares. No third party has, or may claim after the transfer of the Sold Shares to Purchaser, any pre-emptive right, right of first refusal, subscription right, option right, conversion right or similar right with respect to the respective Sold Shares.

7.1.7                                 Seller Representative

Seller has full authority and power of representation, including all releases from Section 181 BGB required to grant an unconditional and comprehensive power of attorney to Seller Representative in accordance with Section 18.

7.1.8                                 Representation of Seller 1

Seller 1 is validly existing under the Laws of its place of incorporation and of its business seat.

The Individual Guarantees shall under no circumstances be considered as a guarantee for certain features of goods sold (Garantie für die Beschaffenheit der Sache) as defined in Section 443 para. 1 and Section 444 BGB.

7.2                                           Collective Corporate Guarantees

Sellers hereby guarantee to Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent guarantee in accordance with Section 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne von § 311 Abs. 1 BGB), and except as specifically disclosed otherwise in the Disclosure Letter, that the statements set forth hereinafter are correct, complete and accurate as of the Signing Date and as of the Closing Date (all guarantees made in this Section 7.2 hereinafter the “Collective Corporate Guarantees”):

7.2.1                                 Corporate documents of the Target Group Companies

Schedule 7.2.1 contains for the Target Group Companies complete and correct copies of up-to-date, or at least reflecting the corporate situation as at the Signing Date, excerpts of the competent commercial register or similar local register, and complete and correct copies of the articles of association, as presently in effect on the Signing Date and the Closing Date (collectively, the “Corporate Documents”). The execution and performance of this Agreement by the Parties and the consummation of the Transaction (i) do not violate any provisions of the Corporate Documents, (ii) are not subject to challenge by any third party on any legal basis, (iii) do not result in the imposition or creation of any charge, claim, Liens, option, pledge, security interest, right of first refusal or restriction of any kind upon or with respect to any of the assets owned or used by the Target Group Companies, nor to be notified of the execution or performance of this Agreement or the Transaction except as otherwise disclosed in the Disclosure Letter, (iv) do not revoke, withdraw, suspend, cancel, terminate or modify any authorization that is held by any of the Target Group Companies or is related to the Business or to any of the assets used or owned by any of the Target Group Companies.

7.2.2                                 Legal status of the Target Group

The statements and Schedules listed in the Preamble A. through D. are complete and correct. The Sold Shares comprise the whole nominal share capital (Stammkapital) of the Company and the Subsidiary Shares comprise the whole nominal share capital of the Subsidiaries. Except as otherwise disclosed in the Disclosure Letter, there are no shareholder resolutions amending the Corporate Documents that have not yet been registered in the competent commercial or similar register.

7.2.3                                 Ownership in Subsidiary Shares and no encumbrance of Subsidiary Shares

The Company holds legal and beneficial title to the Subsidiary Shares, free and clear of any Liens. The Subsidiary Shares are not pledged, attached or otherwise encumbered with rights of third parties. The Subsidiary Shares are not subject to any (i) trust arrangement, shareholders’ agreement (except as otherwise disclosed in the Disclosure Letter), silent partnership, sub-participation or similar arrangement, (ii) pending transfer or other disposition to a third party, (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber, or (iv) shareholders’ resolution on the redemption of the Subsidiary Shares.

7.2.4                                 Capital contribution to Subsidiary Shares

The Subsidiary Shares are duly authorized, validly issued and fully paid up in compliance with applicable Law. The respective share capital has not been repaid or otherwise returned to the Company, a Seller or a Seller’s Related Party in whole or in part, whether open or disguised, directly or indirectly, nor is there any obligation or promise to make any such repayment or return. There are no obligations to make any further contributions relating to the Subsidiary Shares.

7.2.5                                 No other shares or securities in the Company and the Subsidiaries

Since the incorporation of the Target Group Companies, no shares other than the Sold Shares and the Subsidiary Shares have been issued, and, there is no obligation or commitment to issue further shares in any of the Target Group Companies or otherwise to admit further shareholders. Except as disclosed otherwise in the Disclosure Letter, no third party is entitled to exercise pre-emptive rights, rights of first refusal, options or other rights to purchase or acquire any Sold Shares or Subsidiary Shares. Except as disclosed otherwise in the Disclosure Letter, no third party has, or may claim after the transfer of the Sold Shares to Purchaser, any pre-emptive right, right of first refusal, subscription right, option right, conversion right, warrant, other securities exercisable for capital stock, or similar right with respect to the Company or the

Subsidiaries. Neither the Company nor the Subsidiaries are contractually obliged to grant any such rights. There are no Contracts that require the allotment, issue or transfer of any debentures in or securities of the Company or the Subsidiaries. For the avoidance of doubt, the sale and transfer of the shares in Mach4 Pharma Systems s.r.l. shall not constitute a violation of this Section 7.2.5.

7.2.6                                 Corporate compliance

The Target Group Companies have at all times conducted their business in accordance with the respective AoA, and other constitutional and organizational documents. Except as otherwise disclosed in the Disclosure Letter, all notification and publication requirements, if any, with respect to the Target Group Companies, the Sold Shares and the Subsidiary Shares have been duly made and received by the Company.

7.2.7                                 No corporate agreements

Neither of Target Group Companies is a party to any (i) corporate agreement (Unternehmensvertrag) within the meaning of Section 291 et seqq. AktG, nor (ii) similar agreement that would entitle a third party to control any of the Target Group Companies or to obligate any of the Target Group Companies to transfer its profits, or parts thereof, to any third party, nor (iii) silent partnership or a similar agreement with a third party.

7.2.8                                 No insolvency proceedings

No insolvency or similar proceedings concerning any of the Target Group Companies have been applied for or rejected or threatened against them in writing. There are no circumstances that would require the opening of or the application for such proceedings; in particular, neither of the Target Group Companies is over-indebted (überschuldet) or illiquid (zahlungsunfähig) within the meaning of Sections 17 and 19 InsO, or is illiquidity impending (drohende Zahlungsunfähigkeit) within the meaning of Section 18 InsO. Neither of the Target Group Companies has ceased or suspended payments, and no debt settlement arrangement with respect to any of the Target Group Companies has been proposed or approved other than in the Ordinary Course of Business.

7.2.9                                 No actions

There is no action, suit, investigation or other proceeding pending at Law (rechtshängig) or threatened in writing against or affecting the Target Group Companies before any court or arbitrator or governmental authority that in any manner challenges or seeks to prevent, materially alter or delay the execution, conclusion or performance of this Agreement or the consummation of the Transaction, and there are no circumstances likely to give rise to any of this.

7.2.10                          No economic re-incorporation

There has not been any economic re-incorporation (wirtschaftliche Neugründung) or equivalent event of any of the Target Group Companies or circumstances requiring the application for and explicit disclosure of such economic re-incorporation with the commercial or equivalent register since its legal incorporation.

7.2.11                          No further participations or branches, further facilities

Except as otherwise disclosed in the Disclosure Letter, the Company does not (i) directly or indirectly hold any interest or shareholding in any other Legal Entity, or (ii) have any other subsidiary, branch or permanent establishment. Schedule 7.2.11 lists all jurisdictions anywhere in the world in which the Target Group Companies are registered or have employees or facilities, including the addresses of such business locations. Neither of the Target Group Companies is a party to or has agreed to any Contract relating to the acquisition or sale of, or a similar transaction involving, any interest in any other Legal Entity or any business or parts thereof.

7.2.12                          Corporate powers

The Target Group Companies have all corporate powers to conduct the Business as presently conducted.

7.2.13                          No Contracts or resolutions

Except as otherwise disclosed in the Disclosure Letter, there are no Contracts or resolutions concerning (i) the appointment or compensation of any management board member or authorized representative of the Target Group Companies or (ii) any limitation to the rights that the shareholder and/or any corporate bodies have under applicable Laws (other than those contained in the articles of association), nor are there any obligations to enter into such Contracts or resolutions. Except as otherwise disclosed in the Disclosure Letter or explicitly provided for in this Agreement, none of the Sellers, or their Related Parties, are entitled to a claim of any nature against the Target Group Companies, or have assigned to any person the benefit of a claim against the Target Group Companies to which Sellers or a Related Party would otherwise be entitled.

7.2.14                          No resolutions effective after Signing Date

Except as otherwise disclosed in the Disclosure Letter or explicitly provided for in this Agreement, there are no resolutions of any corporate body of the Target Group Companies that would become effective only as of or after the Signing Date.

7.2.15                          No stock option plans

Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies have never adopted, sponsored or maintained any stock option plan, virtual share plan, phantom stock plan or any other similar plan, or Contract providing for equity or profit compensation, to any person.

7.2.16                          No Unjustified Asset Withdrawals

Except as otherwise disclosed in the Disclosure Letter, since 1 January 2014, there has not been any Unjustified Asset Withdrawal by Sellers or any of their Related Parties affecting the Target Group Companies.

7.2.17                          No participation in revenues

Except as otherwise disclosed in the Disclosure Letter, no person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Target Group Companies or any component or portion thereof, or any increase or decrease in any of the foregoing.

7.2.18                          No further representatives

Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies have no further representatives (e.g. managing directors, registered signatories (Prokuristen) etc.), and no other person has been granted a power of attorney of any kind to represent any of the Target Group Companies towards third parties or otherwise bind the Target Group Companies.

The Collective Corporate Guarantees shall under no circumstances be considered as a guarantee for certain features of goods sold (Garantie für die Beschaffenheit der Sache) as defined in Section 443 para. 1 and Section 444 BGB.

7.3                                           Collective Business Guarantees

Sellers hereby guarantee to Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent guarantee in accordance with Section 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne von § 311 Abs. 1 BGB) and except as specifically disclosed otherwise in the Disclosure Letter, that the statements set forth hereinafter are correct, complete and accurate as of the Signing Date and as of the Closing Date (the guarantees made in this Section 7.3 hereinafter the “Collective Business Guarantees”):

7.3.1                                 Accounting matters; conduct of Business

7.3.1.1                                   Financial Statements. The audited financial statements of the Target Group Companies for the fiscal years 2012 and 2013 comprising a balance sheet, the income statement, as well as the notes thereto and the preliminary financial statements of the Target Group Companies as well as the consolidated financial statements for the Target Group for the fiscal year 2014 (together the “Financial Statements”) as attached hereto as Schedule 7.3.1.1 have been prepared in accordance with applicable local GAAP accounting rules and in a manner consistent with the past practice used by the management of the Target Group Companies to prepare financial statements. Except as otherwise disclosed in the Disclosure Letter, the Financial Statements: (i) have been derived from the books and records of the Target Group Companies, (ii) present a true, correct and fair view of the assets and liabilities, financial position and earnings position of the Target Group Companies (in case of the Company in accordance with Section 264 para. 2 HGB) as of the relevant balance sheet days and (iii) in all material respects comply with all applicable Laws. No notice has been received by the Target Group Companies (written or, to Sellers Best Knowledge oral), or allegation made, that any of the Financial Statements or books and records are incorrect or should be rectified. The development of the value assessment of assets from one balance sheet date to the next has been done and is done in accordance with identical principles of valuation permitted by Law. Discretionary rights as to the inclusion of assets and/or liabilities in the balance sheet and valuation have been exercised continuously.

7.3.1.2                                   Payment of creditors. The Target Group Companies have paid their creditors within the times agreed with them and, without limiting the foregoing, no debt owing by the Target Group Companies has been outstanding for more than 90 days from the due date and is undisputed. Disputed debt is correctly and completely listed in Schedule 7.3.1.2.

7.3.1.3                                   Accounts receivable. All accounts receivable reflected in the Financial Statements represent, or will represent, valid obligations arising from sales actually made by the Target Group Companies in the Ordinary Course of Business. No customer has received a payment or has been given (a) a credit since 1 January 2013 against past invoices or (b) a credit against future invoices.

7.3.1.4                                   No liability, indebtedness, obligation, etc. The Target Group Companies have no liability, indebtedness or obligation, whether accrued, contingent or otherwise, other than (i) those which have been included in the Financial Statements or disclosed in the Disclosure Letter, and not discharged theretofore and (ii) those incurred in the Ordinary Course of Business since 1 December 2014 up to the Signing Date consistently with the applicable provisions of this Agreement and not discharged theretofore. The Financial Statements make appropriate provision or write-downs for known bad and doubtful debt, and make appropriate provision for the depreciation of fixed assets of the Target Group Companies having regard to its original cost and life, in each case in accordance with local GAAP.

7.3.1.5                                   Conduct of Business. Since 1 January 2014, the Target Group Companies have conducted the Business in the Ordinary Course of Business, and except as otherwise disclosed in the Disclosure Letter, there has not been, occurred or arisen any transaction by the Target Group Companies outside the Ordinary Course of Business. The Target Group Companies have, in particular, not taken, effected, omitted, waived, delayed or accelerated any action or business transaction outside the Ordinary Course of Business just for the purpose of establishing a cash balance on the Target Group Companies’ bank accounts.

7.3.1.6                                   No change of accounting principles. Since 1 January 2014, there has been no change in accounting principles, practices or systems at the Target Group Companies.

7.3.1.7                                   Personal guarantees. The personal guarantees listed in Schedule 7.3.1.7 were granted as a security for the Known Bank Liabilities only, and neither of Sellers or any other person or Legal Entity granted any further guarantees or other securities for or with respect to the Known Bank Guarantees.

7.3.2                                 Shareholder Loan Agreements

The repayment claims including any accrued interest under the Shareholder Loan Agreements exist in full and have neither been satisfied towards the respective Seller or a third party, nor have they been waived by the Company or otherwise fulfilled nor are they encumbered with third party rights or attached with objections. Manfred Jansen can freely and without limitation dispose of the repayment claims. Neither Seller 2, Seller 3 nor Manfred Jansen have, following consummation of this Agreement, further claims against the Company under or in connection with the Shareholder Loan Agreements.

7.3.3                                 Real estate and Leased Real Estate

7.3.3.1                                   No owned real estate. The Target Group Companies do not own any real estate or rights equivalent to real estate (including heritable building rights) and is not subject to Contracts regarding the acquisition of real estate or rights equivalent to real estate (including heritable building rights).

7.3.3.2                                   Leased Real Estate. Schedule 7.3.3.2 includes a correct and complete list of all real estate or office space leased by the Target Group Companies, and correctly states for each such piece of real estate or office space the location, size and use, the landlord and lessor, the monthly lease fee, termination period, security deposit and the date of the lease Contract (the real estate listed or to be listed in this Schedule 7.3.3.2 the “Leased Real Estate”). No real estate or office space other than the Leased Real Estate is currently used by the Target Group Companies. The lease agreements for the Leased Real Estate are valid and/or effective in accordance with their respective terms, and there is no existing default by the Target Group Companies and no rentals are past due.

7.3.4                                 Assets and inventories; condition of equipment

7.3.4.1                                   Assets and inventories. Except for reservations of title of suppliers in the Ordinary Course of Business and except for Intellectual Property

Rights or real property which are subject to separate guarantees, the Target Group Companies own or hold valid rights to use all assets and inventories which are currently used by the respective Target Group Companies to conduct the Business as it is conducted as of the Signing Date. Except as disclosed otherwise in the Disclosure Letter, since 1 January 2014, the Target Group Companies have not acquired, sold, divested or disposed of any material asset.

7.3.4.2                                   Condition of equipment. All material items of plant, machinery, equipment and vehicles used in connection with any business carried on by the Target Group Companies: (i) are in good working order (taking into account their age and fair wear and tear) and have been regularly and properly maintained and (ii) to Sellers Best Knowledge, are capable of doing the work for which they were designed.

7.3.5                                 Agents and distributors

7.3.5.1                                   Schedule 7.3.5.1 correctly and completely lists all agency, distributor and equivalent agreements which a Target Group Company concluded, stating for each individual agreement the Target Group Company, term and termination, applicable law, territory, change of control clauses, exclusivity and whether an exclusivity may be terminated, rights to use Owned IPR as well as how the agreement was concluded (in writing, verbally). The Company has no other agents, distributors or equivalent contractor than those listed in Schedule 7.3.5.1 and there are no conflicts with respect to territories and exclusivity between the individual agents, distributors or equivalent contractors.

7.3.5.2                                   Upon termination of the agreements with the agents, distributors or equivalent contractors listed in Schedule 7.3.5.1, such agents, distributors or equivalent contractors are obliged to (i) cease the use of any Intellectual Property Rights of the Target Group Company and are, in particular, obliged to delete “Mach4” or similar references to the Target Group Companies from their respective company names and no longer use the trademarks, service marks and logos of the Target Group Companies and (ii) transfer any domain names including a reference to “Mach4” or similar references to the Target Group Companies to the Company.

7.3.6                                 Material Agreements

7.3.6.1                                   Material Agreements. For the purpose of this Agreement, “Material Agreement” shall be deemed any and all Contracts of the Target Group Companies which qualify under any of the following categories:

(i)        Contracts for joint ventures, strategic memberships, strategic alliances, joint development of products, other forms of strategic cooperation or similar purposes, including any other

Contracts providing for sharing of cost, profit, losses or liability by the Target Group Companies;

(ii)       credit Contracts, guarantees, suretyships, letters of comfort, performance or warranty bonds and similar instruments, Contracts regarding swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof;

(iii)      Contracts to sell, or otherwise dispose of any material assets owned by the Target Group Companies outside the Ordinary Course of Business;

(iv)      any in-license or intellectual property acquisition Contract regarding Owned IPR and any in-license Contract regarding Material Licensed IPR;

(v)       Any supply, consultancy, brokerage, sub-contractor, reselling, agent, marketing, purchasing or distribution Contract which either is material to the Business or includes outstanding or not yet due payment obligations of the Target Group Companies higher than EUR 25,000 per Contract and year;

(vi)      any Contract with any of the top 10 customers (measured in terms of revenue during the last twelve months) and/or partner Contracts concluded within the last three years who purchased products or services from the Target Group Companies (whether as end user, partner or reseller), sorted by (prospected) revenues, as the case may be, of the Target Group Companies in each of the financial years 2012, 2013 and 2014;

(vii)     Contracts between the Target Group Companies and any Seller or Seller’s Related Party;

(viii)    Contracts which explicitly provide for a contractual warranty period obligation of the Target Group Companies of more than 24 months;

(ix)      Contracts containing Change of Control Clauses;

(x)       Contracts to which the Target Group Companies are incapable of performance in full within six months of the date of being entered into;

(xi)      Contracts of an onerous nature or which cannot be performed by the Target Group Companies on time other than by utilizing material additional effort or expenditure from that originally allowed for by the Target Group Companies;

(xii)     Contracts which involve payment referencing to fluctuations in the retail prices index (Verbraucherpreisindex) or any equivalent or similar index;

(xiii)    Contracts which are not terminable by the Target Group Companies on less than three months’ notice without payment of compensation or damages;

(xiv)    Contracts involving any agreement or arrangement for the sharing of commissions or other income;

(xv)     Contracts containing rights of first refusal (Vorkaufsrechte) or similar rights;

(xvi)    Contract with sales agents (Handelsvertreter) or similar Contracts, which, upon termination by a Target Group Company may trigger an obligation to pay compensation to the other party, or

(xvii)   any Contract outside the Ordinary Course of Business and not listed under of the previous categories.

7.3.6.2                                   List of Material Agreements. Schedule 7.3.6.2 includes correct and complete lists of all of the Material Agreements other than Material Agreements which have already been fully performed by all parties thereto, and correctly state for each Material Agreement the category of Section above which it pertains to, the type of agreement, parties, date, and taking into consideration any ancillary agreements, amendments, side letters, waivers and similar documents. Copies of all Material Agreements set forth on Schedule 7.3.6.2 have been provided to Purchaser.

7.3.6.3                                   Compliance with Material Agreements. The Material Agreements are in full force and effect and, to the Sellers Best Knowledge, are enforceable against the parties thereto in accordance with their terms. No party to a Material Agreement has given or, to Sellers Best Knowledge, is likely to give, notice of default or of termination or exercise any remedies. To Sellers Best Knowledge, no circumstances, including the consummation of the Transaction, exist which may give any party to a Material Agreement the right to (i) terminate other than an ordinary termination, (ii) modify any material term, or (iii) exercise any remedies under such Material Agreement. To Seller’s Best Knowledge, no party to a Material Agreement is, or is likely to become, in material breach of such Material Agreement or unable to meet its contractual obligations in a material way. No Material Agreement violates any applicable Laws or binding order from an administrative authority.

7.3.6.4                                   Powers of attorney. Except as otherwise disclosed in the Disclosure Letter, there are no powers of attorney still in force as of the Closing

Date entitling third parties to act on behalf of the Target Group Companies.

7.3.6.5                                   No termination of customers. Except for one-time projects, no customer which accounted for more than EUR 50,000 of revenues of the Target Group Companies in one financial year has cancelled or otherwise terminated its relationship with the Target Group Companies since 1 January 2014, or during the last twelve months decreased its payments by more than 50 percent.

7.3.6.6                                   Standard terms and conditions. Schedule 7.3.6.6 contains copies of all templates for standard terms and conditions and terms of use (the “Templates”) which the Target Group Companies apply to its customers. Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies have not and do not materially deviate from these Templates when applying terms and conditions or terms of use to their customers.

7.3.7                                 No business restrictions

Except as otherwise disclosed in the Disclosure Letter, there is no non-competition obligation, exclusivity agreement, non-assert obligation, territorial restriction, declaration of discontinuance or judicial or extrajudicial settlement or decision (i) to which a Target Group Company is a party or which is otherwise binding upon a Target Group Company, and (ii) which has, or may reasonably be expected to have, the effect of prohibiting or impairing any business practice of a Target Group Company, any acquisition of property (tangible or intangible) by a Target Group Company, or otherwise limiting the freedom of a Target Group Company to engage in any line of business or to compete with any person in line with applicable Laws, inside and outside the Business.

7.3.8                                 Labor matters

7.3.8.1                                   Employees, Personnel Contracts. Schedule 7.3.8.1 contains a correct and complete list (on an anonymous basis but identifiable (employment ID numbers)) of all employees of the Target Group Companies (including those employees not active (ruhende Arbeitsverhältnisse) and/or currently on the payroll for temporary reasons, e.g. employees on secondment, leave of absence, maternity or parental leave etc.) (the “Employees”) showing for each Employee the legal entity, employment ID number, function/position, date of birth, period of employment, applicable termination period, weekly working hours, special situation, if any (e.g. probationary, part-time, fixed term (Befristung), maternity or other leave, severe handicap or equivalent, works council membership), current fixed yearly gross salary and other material remuneration (including variable payments such as bonuses), severance payments and/or material benefits (such as company cars, housing allowance, company pension commitments, e.g. payments to relief fund (Unterstützungskasse) and/or direct insurances (Direktversicherung) etc.), loans, annual vacation days, accrued vacation claims and entitlements under time value accounts (Arbeitszeitkonten) and amounts of overtime accrued to which such Employee is entitled to as compensation (financially or in time-off, in lieu) taking into consideration any amendments of such Contracts (such Contracts the “Personnel Contracts”). The term “Employee” shall comprise (i) regular employees, (ii) members of the management board and directors, (iii) interns and apprentices, and (iv) temporary workers. Unless specified otherwise in this Schedule 7.3.8.1 no Employee is entitled to severance payments, garden leave or termination rights or other benefits in connection with this Agreement or the consummation of the Transaction. The Target Group Companies have not promised or guaranteed any former employee re-employment.

7.3.8.2                                   Enforceability of Personnel Contracts. The Personnel Contracts are in full force and effect and enforceable against the parties thereto in accordance with their terms. As of the (i) Signing Date, no Employee has given or received notice of termination or has entered into a mutual termination agreement with the Target Group Companies and (ii) the Signing Date and the Closing Date no Employee is entitled to a change of the terms and conditions of his/her employment agreement and (iii) as of the Signing Date and the Closing Date fixed terms (Befristungen), if any, are validly concluded.

7.3.8.3                                   Additional payments and benefits. Except as otherwise specified in Schedule 7.3.8.1, no Employee is, under any Contracts, plans and/or other commitments, whether of an individual or collective nature, entitled to (i) anniversary, holiday or jubilee payments, (ii) medical and insurance benefits (except for pensions and mandatory social security arrangements), (iii) stock options, stock appreciation rights, virtual shares or similar rights or (iv) other bonus or similar gratification payments from the Target Group Companies.

7.3.8.4                                   No pension scheme. Except as otherwise disclosed in the Disclosure Letter, there are no pension commitments or schemes granted by the Target Group Companies (other than state or mandatory social security arrangements) under which any current Employee or former employee of the Target Group Companies would be entitled to retirement, death, disability, or life insurance benefits, including without limitation any deferred benefit and/or compensation schemes. The pension schemes disclosed in the Disclosure letter are duly und adequately funded and operated according with applicable Laws

7.3.8.5                                   No works council, no bargaining agreements. The Target Group Companies have no works council (Betriebsrat) or similar employee representations body nor do shop agreements (Betriebsvereinbarung) or similar Contracts exist, including all such agreements concluded with works councils and other employee representative bodies. The Target Group Companies are not a party to a collective bargaining agreement (Tarifvertrag) or similar Contracts. The Target Group Companies do not apply collective bargaining agreements or similar Contracts or refer to such agreements in their Contracts.

7.3.8.6                                   Custom and practices. Schedule 7.3.8.6 sets forth a correct and complete list that reflects in all material respects all custom and practices (betriebliche Übungen) and all policies and guidelines (Richtlinien) applicable at the Target Group Companies.

7.3.8.7                                   Remuneration. The Target Group Companies are not in default with any payments due to the Employees, and, to Sellers Best Knowledge, there are no reasons to believe that a former employee, officer, director or board member of the Target Group Companies will raise any claims (other than claims covered by corresponding accruals in the Financial Statements) against the Target Group Companies in the future.

7.3.8.8                                   Temporary employment. Since 1 January 2012, no Employee has been leased out to a third party. The temporary agency workers leased to the Target Group Companies, if any, are leased out from and provided by licensed and solvent temporary workers agencies providers.

7.3.8.9                                   No claims for reimbursement. There are no written claims, and, to Sellers Best Knowledge, no claims are threatened, for reimbursement by the labor office and/or other public governmental agencies for benefits provided to present or former employees of the Target Group Companies.

7.3.8.10                            No continuation guarantees. With respect to the Target Group Companies, there are no obligations or commitments of the Target Group Companies to continue the Business operations at the present sites, to maintain a certain level of employees or to refrain from changes in operations, other than by statutory law.

7.3.8.11                            Freelancers. Schedule 7.3.8.11 contains a list of all freelancers (including, for the avoidance of doubt, contractors and consultants) engaged by the Target Group Companies or who provide services to the Target Group Companies, including details on their remuneration and other benefits. No contractor or consultant providing services to the Target Group Companies is in fact an employee of the Target Group Companies or deemed an employee (scheinselbständig) and no remuneration for services already rendered is outstanding.

7.3.9                                 Insurance

Schedule 7.3.9 contains a correct and complete list of all insurance policies which are maintained by or on behalf of the Target Group Companies with respect to its respective property, assets or Employees. The insurance policies are valid and in full force. The Target Group Companies have not failed to pay any insurance premium when due. There are no claims against the Target Group Companies pending under any of such policies as to which coverage has been questioned, denied or disputed by the insurer, or which are in excess of or have a reasonable potential to exceed the limits of the insurance maintained by the Target Group Companies, and no claims exceeding, individually or in the aggregate, EUR 10,000 have been made by the Target Group Companies under the insurance policies in the last two years.

7.3.10                          Permits and compliance

7.3.10.1                            Permits. The Target Group Companies hold, and at any time have held, all permits, licenses, authorizations and other public Law approvals that are legally required or necessary to conduct the Business as conducted as of the Signing Date (the “Permits”). The Permits are in full force and effect and are not challenged by any third party. No proceedings regarding a revocation or withdrawal or payment of any portion of any remedial action of any Permit have been initiated in writing against the Target Group Companies. To Sellers Best Knowledge, there is no basis for the suspension, cancellation, revocation or nonrenewal of such Permits on the same terms, either as a result of the transaction contemplated by this Agreement or otherwise.

7.3.10.2                            Compliance with Permits and Laws. Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies are, and at any time have been, in compliance in all material respects with (i) the Permits, including any ancillary provisions thereto, (ii) all applicable Laws and regulations of any jurisdiction where the Target Group Companies carry out the Business, in particular with Laws concerning data protection, health, safety and labor and (iii) all orders, decrees, or rulings of, or restrictions imposed by, any judicial, governmental or regulatory body or agency (collectively “Administrative Orders”) in all jurisdictions where the Target Group Companies carry out the Business. No material non-compliance with the Permits, with applicable Laws or with any Administrative Order has been alleged or threatened against Sellers or the Target Group Companies in writing or, to Sellers’ Best Knowledge, orally.

7.3.10.3                            No investigations or proceedings. Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies are not subject to any administrative, criminal, governmental or similar investigation or proceeding, and, to Sellers Best Knowledge, no such investigation or proceeding has been threatened against the Target Group Companies in writing or, to Sellers’ Best Knowledge, orally.

7.3.11                          Legal proceedings

Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies are not involved, and for the last three years prior to the Signing Date have not been involved, in any legal disputes, arbitration proceedings, administrative proceedings or reviews or investigations, and no such disputes or proceedings were threatened in writing or otherwise openly threatened.

7.3.12                          No subsidies

Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies have not received, applied for or used any public subsidies, grants, allowances or other aids and are not subject to any repayment claims with respect to any of the foregoing.

7.3.13                          Environment

7.3.13.1                            No violation of Environmental Laws. The Target Group Companies have neither received any written notice or order from any governmental authority, nor is any administrative or governmental action, suit, investigation or proceeding pending, nor has it been asserted or threatened in writing against the Target Group Companies which alleges that they are currently violating any Environmental Law. “Environmental Laws” means any Law imposing liability, or standards of conduct, for the protection of the environment or the use, handling, generation, manufacturing, storage or disposal of dangerous substances and preparations as defined in Article 2 (2) of the European Community Council Directive 67/548 EEC (“Hazardous Materials”).

7.3.13.2                            No Environmental Liability. To Sellers Best Knowledge, there are no facts or circumstances that may result in an Environmental Liability of the Target Group Companies. “Environmental Liability” means any Losses resulting from the pollution or contamination by or disposal of any Hazardous Materials or violation of Environmental Laws.

7.3.14                          No broker’s or finder’s fees

The Target Group Companies are not liable for commissions, fees or similar compensation of any broker(s) and/or finder(s) or similar persons with respect to or in connection with this Agreement or the transactions contemplated hereby.

7.3.15                          Intellectual Property

7.3.15.1                            Owned IPR. Schedule 7.3.15.1 contains a true and complete list of any and all Intellectual Property Rights including non-registered Intellectual Property Rights owned by the Target Group Companies (the “Owned IPR”) and correctly states the subject matter, applicable register or other identification data, territory, the registered owner and, where stated in the register, the creator(s) and/or inventor(s) as well as the individual owner.

7.3.15.2                            Ownership. Except as otherwise disclosed in the Disclosure Letter, the Target Group Companies are the unrestricted legal and beneficial owner of the Owned IPR and no Owned IPR is (i) encumbered with any rights or licensed out to any third party or (ii) subject to any non-registered or otherwise pending transfer or other disposition or any sale, contribution or other contractual arrangement creating an obligation to transfer or to create, change or abolish any encumbrances. The Target Group Companies are free to dispose of the Owned IPR in any manner, and such dispositions do not violate any legal obligations of any Target Group Company.

7.3.15.3                            Maintenance. The Target Group Companies have properly maintained and are continuing until the Closing to properly maintain the Owned IPR, in particular to apply in a timely manner for renewals and to pay when due all registration fees.

7.3.15.4                            Material In-licensed IPR. Schedule 7.3.15.4 contains a true and complete list of all Intellectual Property Rights licensed or sub-licensed by any third party to the Target Group Companies which cumulatively (i) are still used by the Target Group Companies or by any customer or partner of the Target Group Companies to whom the Target Group Companies have licensed it (except those Intellectual Property Rights which are not used by the Target Group Companies itself and regarding which the Target Group Companies have no warranty or maintenance obligation anymore), and (ii) are not off-the-shelf products acquired for less than EUR 5,000 (the “Material In-licensed IPR”). Schedule 7.3.15.4 correctly states the subject matter, applicable register or other identification data, if any, the licensee, the licensor and the date of the license agreement.

7.3.15.5                            No Challenges. The Owned IPR and Material In-licensed IPR are not challenged (angegriffen) by any third party and, to Sellers Best Knowledge, no challenge has been threatened and there are no circumstances which would give rise to a challenge.

7.3.15.6                            Completeness. No Intellectual Property Rights other than the Owned IPR are currently used by or proposed to be used or necessary for the Target Group Companies to conduct its business as currently conducted.

7.3.15.7                            No IPR withholding. Except as otherwise disclosed in the Disclosure Letter, no Seller or any of its Related Party holds or has withheld any asset or Intellectual Property Rights or other items which are material for the Business or are or would be required to conduct the Business as it is currently conducted. No Seller or any of its Related Party holds or has withheld rights in or to Owned IPR with respect to territories in which the Company is currently not conducting its Business.

7.3.15.8                            No Infringement. No Target Group Company infringes (verletzt) or has infringed any Intellectual Property Right of any third party and no such infringement has been asserted.

7.3.15.9                            Software. Schedule 7.3.15.9 sets forth a complete and accurate list of the software owned by the Target Group Company (the “Target Group Company Software”). The Target Group Company Software has been completely developed by Employees in the course of employment with the Target Group Companies.

7.3.15.10                     Use of Open Source Code. Schedule 7.3.15.10 accurately identifies and describes (i) each item of Open Source Code that is contained in, distributed with or used in the development of the Company Products or from which any part of any Company Product is derived, (ii) the applicable license terms for each such item of Open Source Code, and (iii) the Company Product or Company Products to which each such item of Open Source Code relates.

7.3.15.11                     No negative effects resulting from use of Open Source Code. Except as otherwise disclosed in the Disclosure Letter, neither the Target Group Companies’ use and exploitation of the Open Source Code disclosed in Schedule 7.3.15.10 nor the license terms applicable to such Open Source Code (i) require to impose any obligations for the Target Group Companies or the Purchaser Group to (a) disclose the Company Source Code of the software products that is not Open Source Code (in particular, no “copyleft effect” applies), (b) license any Company Product for the purpose of making modifications or derivative works, or (c) redistribute any Company Product at no charge, or (ii) impose any other material limitation, restriction, or condition on the right or ability of the Target Group Companies to use or distribute any Company Product. The Target Group Companies have been and are in compliance with all licenses applicable to any Open Source Code used by the Target Group Companies, and complete copies or website references of such licenses have been provided to the Purchaser.

7.3.15.12                     No obligations from funding or use of research institutions. The Target Group Companies are free from any obligations, restrictions or reimbursements resulting from any government funding, facilities or resources of a university, college or other educational institution, multinational or international organization or research center, and no such university, college or other educational institution, multinational or international organization or research center has any rights to any Owned IPR.

7.3.15.13                     Employee inventions. Except as otherwise disclosed in the Disclosure Letter, no obligations exist towards any current Employees or former employees, including directors, members of the management boards, interns and apprentices and temporary workers with respect to the inventions of any Employee under any Contract or applicable Law, and every current Employee or former employee of the Target Group Companies has transferred all and any rights of inventions to the Target Group Companies.

7.3.16                          Domain Names

7.3.16.1                            Domain Names. Schedule 7.3.16.1 contains a list of all domain names held by the Target Group Companies (the “Domain Names”) specifying the domain and the relevant authority.

7.3.16.2                            Validity of Domain Names. All Domain Names are in full force with the relevant authority and all renewal and other payments have been duly made. None of the Domain Names is or has been challenged by any third party and no dispute entry is placed on any of the Domain Names.

7.3.17                          Information Technology

7.3.17.1                            Required information technology. The Target Group Companies either own or hold valid leases and/or licenses to all information technology necessary to run the Business as it is currently undertaken. No software that (i) includes Owned IPR, or (ii) is provided by the Target Group Companies to any third party, contains any disabling code, viruses, worms, trojan horses or time bombs and is functioning properly and materially in accordance with the applicable specifications.

7.3.17.2                            Data storage and handling. All records and systems (including to computer systems) and all data and information of the Target Group Companies are recorded, stored, maintained or operated or otherwise held exclusively by the Target Group Companies or on behalf of the Target Group Companies by service providers retained by the Target Group Companies subject to Contracts that require compliance with applicable Laws and provision of reasonable security.

7.3.17.3                            Personal data. The personal data of Employees, customers and users of the Company Products and third parties used or processed by the Target Group Companies has been lawfully obtained. It has been, and is being, used and processed pursuant to applicable data privacy and protection Laws. The Target Group Companies have taken all measures required by applicable data privacy and protection to ensure that the personal data is protected against unauthorized access, manipulation and misuse. None of the foregoing will be changed by the transactions contemplated under this Agreement. There are no data protection compliance measures or material complaints by any government authority, court, industry, consumer or other association, competitor, employee, customer or other party pending against the Target Group Companies, and no data protection compliance measures have been taken or material complaints been made by any government authority or court during the three years preceding the Signing Date.

7.3.17.4                            Disaster recovery plans. The Target Group Companies have in place disaster recovery plans if there were significant damage to or destruction of some or all of the IT System and copies of the plans have been provided to the Purchaser. The Target Group Companies endeavors to prevent the introduction of any viruses, worms or similar into software used in the Business from software licensed from third parties.

7.3.17.5                            Possession and control of source code. The Target Group Companies have possession or control of the source code of all software in the IT System that constitute Owned IPR and have, in particular, not entered into any source code escrow agreements or similar arrangements.

7.3.18                          Sale of Company Products, performance of services, warranties

7.3.18.1                            Each Company Product that has been sold, licensed or distributed by the Target Group Companies: (i) conformed and complied in all respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Laws; and (ii) was free of any design defects, construction defects or other defects or deficiencies at the time of sale. All repair services and other services that have been performed by any of the Target Group Companies were performed properly and in full conformity with the terms and requirements of all applicable warranties and other Contracts and with all applicable Laws.

7.3.18.2                            No Company Product has been the subject of any recall or other similar action; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such recall or other similar action relating to any such Company Product.

7.3.18.3                            No customer or other person has ever asserted or threatened to assert any claim against any of the Target Group Companies exceeding EUR 10,000 (i) under or based upon any warranty provided by or on behalf of the Target Group Companies, or (ii) under or based upon any other warranty relating to any product sold by the Target Group Companies or any services performed by the Target Group Companies.

7.3.18.4                            No Company Product manufactured, sold, licensed, leased or delivered by the Target Group Companies is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease of the Target Group Companies. Each Company Product manufactured, sold, licensed, leased or delivered by the Target Group Companies has been in conformity with all applicable contractual commitments and all express and implied warranties, and none of the Target Group Companies has any liability for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the corresponding line item on the Closing Date Balance Sheet.

The Collective Business Guarantees shall under no circumstances be considered as a guarantee for certain features of goods sold (Garantie für die Beschaffenheit der Sache) as defined in Section 443 para. 1 and Section 444 BGB.

7.3.19                          Full disclosure

The Sellers have provided Purchaser with all information requested by Purchaser to execute this Agreement, and all material information the Sellers believes is reasonably necessary to make such investment decision. There exists no fact which could have a Material Adverse Effect which has not been disclosed to Purchaser.

7.4                                           Update of Schedules

7.4.1                                 Voluntary update. Sellers shall be entitled to update the Schedules and the Disclosure Letter for changes occurring between Signing and Closing which are in compliance with Section 15.1 (“Actions requiring Purchaser’s consent”) referred to in the following Sections: Section 7.2.1 (“Corporate documents of the Target Group Companies”), Section 7.2.2 (“Legal status of the Target Group”), Section 7.2.9 (“No actions”), Section 7.2.11 (“No further participations or branches, further facilities”), Section 7.2.13 (“No Contracts or resolutions”), Section 7.2.14 (“No resolutions effective after Signing Date”), Section 7.3.1.2 (“Payment of creditors”); Section 7.3.1.3 (“Accounts receivable”), Section 7.3.3.2 (“Leased Real Estate”), Section 7.3.4 (“Assets and inventories”), Section 7.3.6 (“Material Agreements”); Section 7.3.8 (“Labor matters”); Section 7.3.9 (“Insurance”), Section 7.3.10.3 (“No investigations or proceedings”); Section 7.3.15 (“Intellectual property”); Section 7.3.16.1 (“Domain names”).

7.4.2                                 Compulsory update. Sellers shall be obliged to update Schedule 7.3.15.1 (“Owned IPR”) and Schedule 14 (“Sellers’ claims against Target Group Companies”) for changes occurring between Signing and Closing which are in compliance with Section 15.1 (“Actions requiring Purchaser’s consent”).

8.                                      REMEDIES OF PURCHASER

8.1                                           Sellers Breach

In the event that any of the Individual Guarantees, Collective Corporate Guarantees or Collective Business Guarantees (collectively the “Sellers Guarantees”) is incorrect, incomplete or inaccurate (a “Sellers Breach”), Sellers shall be obliged to put Purchaser or Purchaser’s Group or at Purchaser’s request, the respective Target Group Company, in the same position it would have been in, had the Sellers Guarantees been correct, complete and accurate (Naturalrestitution). If and to the extent Sellers fail to remedy such Sellers Breach within eight weeks after Sellers receipt of the respective Breach Notice (as defined in Section 8.3), Purchaser shall be entitled to seek monetary compensation (Schadensersatz in Geld) for any and all Losses sustained by Purchaser,

Purchaser Group and/or a Target Group Company from Sellers. If and to the extent there is a breach of a Sellers Guarantee made in Section 7.3.1 with respect to the Financial Statements as of 31 December 2013, the monetary compensation (Schadensersatz in Geld) which Purchaser may seek shall be at least equal to the amount of money which is necessary to put the respective Target Company in the position it would be in had the Financial Statements as of 31 December 2013 been correct.

8.2                                           Definition of Losses and recovery from third parties

8.2.1                                 For the purpose of this Agreement “Losses” shall mean all claims, liabilities (whether contingent or not), damages, interests, fines, penalties, write-offs, disbursements, detriments, deficiencies, judgments, costs and expenses (including reasonable legal, accounting and other fees and expenses of professional advisers as well as other costs or expenses incurred in the investigation, collection, prosecution and defense of any action, suit, proceeding or claim and amounts paid in settlement) and other losses (including any indirect and consequential damages, and Taxes or similar charges on indemnification payments, but excluding lost profits, frustrated expenses, loss of reputation, and internal administration and overhead costs) imposed upon or incurred, sustained or suffered by Purchaser, Purchaser Group or any of the Target Group Companies. As Purchaser’s, Purchaser’s Group’s or the Target Group’s minimum Loss shall be deemed such amount which is reasonably necessary to put Purchaser, Purchaser Group or the respective Target Group Company, as the case may be, in the position it would be in had the Sellers Guarantees been correct, complete and accurate or had there been no breach of covenant, obligation or agreement of Sellers under this Agreement.

8.2.2                                 The amount of any Losses shall be calculated net of (i) any insurance proceeds or other similar cash payments made by insurance companies, or (ii) any amounts paid by a third party, in cases (i) and (ii), however, only if and to the extent (y) attributable to and paid as compensation for the respective Loss, and (z) in case of (i) and (ii) actually received by Purchaser Group or the respective Target Group Company on account of such Losses and net of any costs and expenses incurred by a member of Purchaser Group or (as the case may be) the respective Target Group Company in recovering the amount from the third party or insurance company (including the amount on which a premium to the respective insurance was increased). Notwithstanding the foregoing, nothing in this Agreement shall require Purchaser or the respective Target Group Company to seek full or partial recovery under any insurance policies or from third parties.

8.2.3                                 No Loss suffered by Purchaser, any member of the Purchaser Group or a Target Group Company as a result of a Sellers Breach shall be counted more than once (for example, in circumstances where a Sellers Breach has resulted in Losses of a company as well as a corresponding reduction in the value of the equity interests in such company).

8.3                                           Breach Notice

In the event that after the Closing Date, Purchaser obtains knowledge of a breach of a Sellers Guarantee or another breach of covenant or obligation of a Seller or Sellers or any indemnification claim which Purchaser may have under this Agreement (collectively an “Indemnification Claim”), Purchaser shall notify Sellers thereof in writing as soon as reasonably practical after having obtained full knowledge of all relevant details of the Indemnification Claim, stating in reasonable detail the nature thereof and the then estimated amount involved (the “Breach Notice”). Purchaser shall, and shall cause to the extent legally permitted the relevant Target Group Company to, give Sellers such non-confidential information which is relevant for the determination of the Indemnification Claim. In case of a failure to provide a Breach Notice in accordance with this Section 8.3, Purchaser shall not be limited or precluded from making any claim for indemnification under this Agreement; provided, however, that Sellers shall not be liable for any Losses related to such claim to the extent Sellers can demonstrate that such Losses would have been avoided or mitigated had Purchaser provided notice thereof in accordance with this Section 8.3.

8.4                                           Third Party Claims

8.4.1                                 If after the Closing Date, Purchaser obtains knowledge that any third party, including any governmental authority, asserts any claim or takes or threatens to take any action against a member of Purchaser Group or a Target Group Company (the “Indemnified Party”), in respect of which Purchaser may seek any remedy against Sellers or a Seller under this Agreement (a “Third Party Claim”), Purchaser shall notify Sellers thereof in writing as soon as reasonably practical after having obtained knowledge of the Indemnification Claim in all material respects. Section 8.3 shall apply accordingly.

8.4.2                                 The Indemnified Party shall have the right, in its sole discretion, to conduct the defense of, and to settle any such Third Party Claim. In the event that a Seller or Sellers, as the case may be, has consented to any such settlement, such Seller or Sellers, as the case may be, shall have no power or authority to object to the amount of any Third Party Claim in the recourse litigation of the Indemnified Party against such Seller or Sellers, as the case may be.

8.5                                           Purchaser’s knowledge

8.5.1                                 Section 442 para. 1 sentence 2 and para. 2 BGB shall not apply at all. Instead, Section 442 para. 1 sentence 1 shall apply only on Sellers Breaches with the proviso that Sellers shall not be liable for a Sellers Breach if and to the extent cumulatively (i) Purchaser had actual knowledge (positive Kenntnis) of all the relevant facts, circumstances or information underlying such Sellers Breach and (ii) the facts, circumstances or information underlying such Sellers Breach were included in the documents disclosed in the Wuala data room as stored on the DVD which is deposited with the Notary on the basis of a separate deposit instruction letter (the documents stored on the DVD the “Disclosed Documents”) in such a way that the fact that a certain fact, circumstance or information will constitute or result in a Sellers Breach can evidently be derived from an individual Disclosed Document (a) without making further enquiries and (b) without the need to consult other Disclosed Documents. A Disclosed

Document shall not be deemed adequate to create actual knowledge of Purchaser in instances in which a Sellers Guarantee requires a specific disclosure of certain facts, circumstances, information or agreements in the Disclosure Letter or refers to a Schedule. In such case, a Schedule or the Disclosure Letter shall always be authoritative and prevail over a Disclosed Document or Purchaser’s knowledge thereof.

8.5.2                                 Section 8.5.1 shall not apply and Section 442 BGB shall be excluded in its entirety in instances of Sellers Breaches of the Individual Guarantees in Section 7.1 and the Collective Corporate Guarantees in Sections 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.8, 7.2.11, 7.2.16 and the Collective Business Guarantees in Sections 7.3.3.2, 7.3.5, 7.3.8.11, 7.3.15.2, 7.3.15.7, 7.3.15.12, and 7.3.16. Regarding these Sellers Guarantees, the Parties agree that the fact that Purchaser has conducted a Due Diligence review or has obtained knowledge of any circumstances constituting a liability of Sellers under this Agreement in any manner shall not exclude, limit or prejudice the rights of Purchaser in any manner.

8.5.3                                 Section 377 HGB shall not apply. For the avoidance of doubt, Sellers shall bear the burden of proof under and in connection with this Section 8.5.

8.6                                           Exclusion of Sellers’ liability

Sellers shall not be liable to Purchaser for any breach or non-fulfillment of a Sellers Guarantee if and to the extent:

(a)                                                         The facts forming the basis of the claim have specifically and adequately and with explicit reference to the relevant Section of the this Agreement been disclosed in the Disclosure Letter;

(b)                                                         the relevant Loss is the result of failure by Purchaser (after the Closing Date) of its obligation to avoid or mitigate damages according to Section 254 BGB;

(c)                                                          the matter to which an Indemnification Claim relates has been specifically taken into account in the Financial Statements as provision, reserve or depreciation, provided that such provision, reserve or depreciation is sufficient to satisfy such claim or Loss. For the avoidance of doubt, Sellers shall be liable for any Losses incurred by Purchaser or Purchaser Group in excess of such provision or reserve; or

(d)                                                         the (i) facts forming the basis of the claim and (ii) amount of the claim underlying the specific breach or non-fulfillment of a Sellers Guarantee have been taken into account in the determination of the Final Purchase Price pursuant to Section 3.

9.                                      TAX GUARANTEE AND TAX INDEMNITY

9.1                                           Tax liability

The liability of Sellers with respect to Taxes shall exclusively be governed by this Section 9 unless explicitly stated otherwise in this Agreement.

9.2                                           Tax Guarantees

Sellers hereby guarantee to Purchaser, subject to the requirements and limitations provided in this Agreement, by way of an independent guarantee in accordance with Section 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne von § 311 Abs. 1 BGB) and except as specifically otherwise disclosed in the Disclosure Letter, that the statements set forth hereinafter are correct, complete and accurate as of the Closing Date (all guarantees made in this Section 9.2 hereinafter the “Tax Guarantees”).

9.2.1                                 Each Target Group Company has duly, fully, correctly and timely filed in accordance with, and to the extent required by, applicable Law and guidelines of Tax Authorities, all returns, forms and other statements required to be filed by the relevant Target Group Company for Taxes (collectively the “Tax Returns”). Copies of all Tax Returns for the relevant Target Group Company filed for all periods with respect to which the statute of limitations has not expired are available at the offices of the relevant Target Group Company and have been provided to Purchaser.

9.2.2                                 Except as otherwise disclosed in the Disclosure Letter, no Target Group Company has been subject to any audit, examination, action, suit, investigation or proceedings by any Tax Authority.

9.2.3                                 The books and other records of each Target Group Company relating to Taxes, including a formal transfer pricing documentation (according to Section 90 para. 3 AO or equivalent provisions under applicable Laws), if legally required, have been maintained and stored in accordance with applicable Laws or any officially published view of a Tax Authority in any relevant jurisdiction; in this regard the Target Group Companies fulfill the legal requirements for the electronic access to data (“GdPdU”) according to Section 147 para. 6 AO (or equivalent provisions under applicable Laws) and the electronic filing of balance sheets according to Section 5b EStG (E-Bilanz). Electronic records, electronic invoices and other electronically stored documents of each Target Group Company are stored pursuant to applicable law including (without prejudice to the generality of the foregoing) Section 146 AO and applicable VAT law.

9.2.4                                 Each Target Group Company has timely paid the full amount of any and all Taxes due under any applicable Law.

9.2.5                                 All Taxes to be withheld and remitted by the relevant Target Group Company have been duly and timely withheld and remitted in full to the appropriate Tax Authority, and each Target Group Company has complied with all information, reporting and withholding requirements in accordance with applicable Law.

9.2.6                                 No Target Group Company is party to a fiscal unity (Organschaft) or any other form of Tax consolidation or Tax pooling scheme under any other law, nor has it ever been except for the fiscal unity which existed between the Company and Beils Jansen Wallat Riedl GbR, the owner and lessor of the Company’s business premises, which ceased to exists in November 2014.

9.2.7                                 There are no matters or actions taken or not taken by a Target Group Company or Sellers which could be deemed a hidden profit distribution or a deemed capital contribution or any Tax adjustment under transfer pricing principles in accordance with Section 1 AStG or equivalent provisions under applicable Laws. All transactions entered into by a Target Group Company have been entered into on an arm’s length basis, and the consideration (if any) charged or received or paid by the relevant Target Group Company on all transactions entered into by it has been equal to the consideration which might have been expected to be charged, received or paid (as appropriate) between third parties dealing at arm’s length.

9.2.8                                 No Target Group Company applied for, or agreed to enter into or to accept, any arrangements (e. g. with the meaning of Section 89 AO) or Contracts with Tax Authorities nor were such applications or Contracts ever rejected.

9.2.9                                 For tax purposes, no Target Group Company’s assets were written down to the going concern value (Teilwertabschreibung) and none of these assets are subject to a potential taxable recovery (Wertaufholung).

9.2.10                          None of the Target Group Companies has participated in any form of reorganization, asset transfer or similar transaction that may be subject to a clawback or similar taxation of hidden reserves after the Closing Date, including to any tax neutral reorganization under the UmwStG.

9.2.11                          There are no Liens on the assets of a Target Group Company relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable. To Sellers Best Knowledge, there is no basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any Lien on the assets of a Target Group Company.

9.2.12                          No Target Group Company has had, and in the past did not have, any interest in a controlled foreign company as defined in Sections 7 et seq. or Section 20 AStG (or equivalent provisions under applicable Laws), or is otherwise subject to controlled foreign corporation regulations.

9.2.13                          No Target Group Company is subject to Tax in any jurisdiction other than its country of incorporation or formation by virtue of having a permanent establishment, place of business or source of income in that country.

9.2.14                          No Target Group Company has been a party to any transaction or series of transactions which is or forms part of a scheme for the illicit avoidance of Tax (including Section 42 AO or equivalent provisions under applicable Laws) or which can reasonably be considered as such.

9.2.15                          No Target Group Company is involved in any court proceedings relating to Taxes or proceedings with the tax authorities that are pending, or threatened in writing.

9.2.16                          The contribution account for Tax purposes (steuerliches Einlagekonto) and the special account for tax purposes (Sonderausweis) of the Company are correctly reflected in the latest assessment notice and subsequent Tax returns.

9.2.17                          No Target Group Company has accrued any Tax free reserves (including to reserves within the meaning of Section 6b EStG or investment reserves).

9.2.18                          The Company does not have any remaining positive corporate tax increase amount (Körperschaftsteuererhöhungsbetrag) within the meaning of Section 38 KStG.

9.2.19                          None of the Target Group Companies has any input VAT correction amounts (Vorsteuerkorrekturbeträge) within the meaning of Section 15a of the UStG.

The Tax Guarantees shall under no circumstances be considered as a guarantee for certain features of goods sold (Garantie für die Beschaffenheit der Sache) as defined in Section 443 para. 1 and Section 444 BGB.

9.3                                           Tax indemnification

9.3.1                                 Sellers shall indemnify and hold Purchaser, or, at Purchaser’s election, the Purchaser Group or the Target Group Companies, irrespective of any fault of Purchaser, harmless from and against (freistellen) any:

(a)                                                         liability for Taxes payable by any of the Target Group Companies or any reductions in a Target Group Company’s Tax losses carried forward and current Tax losses that relate to (i) any Tax periods ending on or before the Closing Date, or to (ii) any Tax periods starting before the Closing Date and ending after the Closing Date to the extent such Taxes pertain to the portion of the period prior to or on the Closing Date, whereby the amount of Taxes pertaining to the portion of the period prior to the Closing Date shall be the amount of Taxes which would be payable if such portion of the entire Tax period was a separate Tax period ending on the Closing Date and the respective Target Group Company was permitted to file a tax return for such portion of the entire Tax period (“as if-assessment”),

(b)                                                         liability for Taxes payable by any of the Target Group Companies that directly or indirectly result from an event that occurred or is according to local tax Law deemed to have occurred on or before the Closing Date,

(c)                                                          Losses that result from any breach of any Tax Guarantee or as a result of the waiver issued by Betrand Juchs regarding any and all rights and claims he may have against any of the Target Group Companies resulting from the sale and transfer of his shares in

Mach4 France as well as the former shareholder relationship waiver pursuant to Section 14.

(the “Indemnifiable Tax”).

9.3.2                                 Any payment obligation pursuant to this Section 9.3 shall become due and payable on the date on which the relevant Target Group Company has paid the respective Indemnifiable Tax or five Business Days prior to the due date of the relevant Indemnifiable Tax, whichever comes first.

9.3.3                                 The Purchaser shall grant Sellers the opportunity to reasonably participate in any Tax or other field audit relating to any period prior to the Closing Date. If any third party asserts a claim against a Target Group Company which may result in any liability of Sellers under this Section 9.3, Purchaser shall grant Sellers the opportunity to reasonably participate in the defense at its own cost, to the extent this would, in Purchaser’s reasonable opinion, not materially and adversely affect the interests of a Target Group Company. Purchaser will, upon request and as soon as reasonably practicable, provide to Sellers and its representatives all documents and information of the relevant Target Group Company, to the extent reasonably required by Sellers in order to make use of its rights under this Section 9.3.3.

9.3.4                                 Unless otherwise provided for in this Section 9.3, Sections 8.3, 8.4 and 8.5 shall apply mutatis mutandis.

9.4                                           Cooperation

Sellers and Purchaser will cooperate with each other and will provide information to the respective other Party as either Party reasonably requests (and Purchaser shall cause to the extent legally permitted the relevant Target Group Company to cooperate and provide information as reasonably possible) in filing any Tax return, amended return of claim for refund, or participating in or conducting any audit or other proceeding in respect of Taxes relating to a Target Group Company for which a liability of Sellers under this Section 9 could arise.

10.                               OTHER INDEMNIFICATION OBLIGATIONS

10.1                                    General indemnification

Sellers shall indemnify and hold Purchaser, Purchaser Group and all Target Companies harmless from and against (freistellen) any Losses suffered or incurred by Purchaser, Purchaser Group and a Target Group Company as a result of a breach of any covenant, obligation or undertaking provided for in this Agreement other than Seller Breaches which are exclusively addressed in Sections 7 and 8 and Indemnifiable Taxes, which are exclusively addressed in Section 9.3, and Purchaser shall indemnify and hold Sellers harmless from and against (freistellen) any Losses suffered or incurred by a Seller as a result of a breach by Purchaser of any representations and warranties of Purchaser as per Section 13, covenant, obligation or undertaking provided for in this Agreement (collectively “General Indemnification Obligations”).

10.2                                    Specific indemnification

10.2.1                          Sellers shall indemnify and hold Purchaser, Purchaser Group and all Target Companies, irrespective of any fault, harmless from and against (freistellen) (“Specific Indemnification Obligations”) any

(a)                                                         Debt Obligations, unless such amounts have already been deducted from or been taken into account in the determination of the Final Purchase Price pursuant to Section 3;

(b)                                                         Transactional Debt Amount which was incurred (begründet) prior to or on the Closing Date, but will become due for payment on or after the Closing Date;

(c)                                                          claims or liabilities (including Losses) which result from or are inherited in connection with the sale and transfer of the shares in Mach4 Pharma Systems s.r.l.;

(d)                                                         claims raised by former shareholder in the Company, Westfalia Holding GmbH & Co. KG or legal successors, who sold and transferred its share in the Company to Seller 2 and Seller 3 (notarial deed no 249/2014 of the notary public Dr. Ursula Rath-Kröger, Witten, dated 26 September 2014) against any of the Target Group Companies resulting from or inherited in connection with such sale and transfer or the former shareholder relationship;

(e)                                                          claims or liabilities (including Losses) which result from or are inherited in connection with (i) the shortfall of Mach4 France’s equity below 50% of its share capital; upon request of Purchaser, Sellers shall pay to Mach4 France such amount which is required in order to increase Mach4 France’s equity to 50% of its share capital and (ii) the missing share transfer register (registre de mouvements de titres) of Mach4 France and its re-establishment;

(f)                                                           claims or liabilities (including Losses) which result from the liquidation of or inherited from Mach4 Pharma Systems S.p.r.l., formerly registered with the Belgian commercial register under the registration number 0895729474;

(g)                                                          claims or liabilities (including Losses) which result from a Sellers Breach of the Sellers Guarantee in Section 7.3.5.2;

(h)                                                         claims of or raised by Manfred Jansen resulting from or in connection with the Shareholder Agreements concluded between the Company and Manfred Jansen on 16 October 2010 and 2 July 2010 or the Manfred Jansen Loan Assignment Agreement;

(i)                                                             claims or liabilities (including Losses) which result from the legal proceedings initiated by Mr. Winterfeld against the Company before the district court (Landgericht) of Bochum (file no. I-15 O 23/13);

10.3                                    Sections 8.3, 8.4, 8.5, 8.6(b), 8.6(c), 8.6(d) (however, not Section 8.6(a)) shall apply mutatis mutandis.

11.                               REDUCTION OF THE FINAL PURCHASE PRICE

All payments made by Sellers (including any netting or set-off) on a Sellers Breach or on an Indemnifiable Tax or a General Indemnification Obligation or Specific Indemnification Obligation shall constitute a reduction of the Final Purchase Price paid to Sellers. If and to the extent payments are made by Sellers to the Company, such payments shall be construed and deemed as contributions made by Purchaser into the Company and shall be treated as a reduction of the Final Purchase Price as between the Parties.

12.                               LIMITATION OF LIABILITY / STATUTE OF LIMITATION

12.1                                    Limitation of amount of liability

Except for (i) claims based on fraud or willful misconduct, or (ii) claims which may not be excluded or limited under applicable statutory Law, the amount of the liability of Sellers under or in connection with this Agreement shall be limited as follows:

12.1.1                          De-minimis, basket

(a)                                                         Sellers shall be liable with regard to a breach of a Collective Business Guarantee excluding, however, Section 7.3.13 (“Environment”) only if an individual claim resulting from such Sellers Breach exceeds a value of USD 20,000 (a “De-minimis Claim”), and provided the aggregate sum of De-minimis Claims exceed an amount of USD 120,000, in which case Purchaser shall be entitled to the entire amount (Freigrenze).

(b)                                                         The Parties agree that, for the purpose of Section (a), individual claims which are no De-minimis Claims, but are based on the same or similar factual circumstances and arise in a close timelyconnection (enger sachlicher und zeitlicher Zusammenhang) shall be considered De-minimis Claims.

12.1.2                          Total liability cap

(a)                                                         The total liability of Sellers for breaches of Collective Corporate Guarantees and Collective Business Guarantees excluding, however, Section 7.3.13 (“Environment”), shall be capped at an amount equal to USD 6,000,000.

(b)                                                         The liability of Sellers for any breaches which are not explicitly capped under this Section 12.1 shall be uncapped.

12.1.3                          No further baskets or total liability cap

For the avoidance of doubt, no de-minimis or cap shall apply to any claims which Purchaser may have under or in connection to this Agreement other than based on a breach of a Collective Corporate Guarantee and a Collective Business Guarantee

excluding, however, Section 7.3.13 (“Environment”) from such Collective Business Guarantee. Sections 12.1.1 and 12.1.2 shall, in particular, not apply to claims under Section 9 (“Tax guarantee and indemnity”).

12.2                                    Statute of limitation

All claims of Purchaser under or in connection with this Agreement shall be time-barred as follows:

12.2.1                          Claims of Purchaser based on a Sellers Breach of a Collective Business Guarantee, except for and the Sellers Guarantee made in Section 7.3.13 (“Environment”) shall be time-barred 18 months after the Signing Date.

12.2.2                          Claims of Purchaser based on a Sellers Breach of Individual Guarantees and Collective Corporate Guarantees and the Sellers Guarantee made in Section 7.3.13 (“Environment”) shall be time barred seven years after the Signing Date.

12.2.3                          Claims of Purchaser based on a breach of a General Indemnification Obligation or Specific Indemnification Obligation as per Section 10 except for the Specific Indemnification Obligation as per Section 10.2.1(i) shall be time barred five years after the Signing Date.

12.2.4                          Tax indemnification claims of Purchaser based on Section 9 shall be time-barred six months after the relevant assessment which is not subject to the statutory reservation (Vorbehalt der Nachprüfung) for review by the relevant authority has become final, binding and unalterable.

12.2.5                          Claims of Purchaser in connection with the Specific Indemnification Obligation as per Section 10.2.1(i) concerning the legal proceedings before the district court (Landgericht) of Bochum (file no. I-15 O 23/13) shall be time barred six months after possible claims against the Company resulting from or made in such proceedings have unappealably been adjudicated by the competent court or are time-barred.

12.2.6                          Claims of Purchaser based on fraud or willful misconduct and all other claims of Purchaser under this Agreement, if not explicitly provided for herein otherwise shall be time-barred in accordance with applicable statutory provisions,

12.2.7                          The expiry period for any claims of Purchaser under this Agreement shall be suspended (gehemmt) pursuant to Section 209 BGB by the date of issuance of a Breach Notice by Purchaser to Sellers pursuant to Section 8.3.

12.3                                    Exclusion of statutory rights

Any contractual, quasi-contractual statutory or any other rights especially due to the statutory right to warranty (gesetzliches Gewährleistungsrecht), culpa in contrahendo, special breach of Contract or frustration of Contract, other than those set forth in this Agreement and to the extent legally permitted shall be excluded. Unless expressly stipulated under this Agreement, Purchaser’s right to withdraw from this Agreement in whole or in part, also by way of asserting the so-called “compensation in lieu of full performance”, the right of rescission, the right of subsequent performance and the right of restoration to the pre-Contract status shall also be excluded. Claims based on fraud or willful misconduct as well as claims pursuant to Section 123 and Section 826 BGB shall not be excluded.

13.                               REPRESENTATIONS AND WARRANTIES BY PURCHASER AND PURCHASER’S COVENANT

13.1                                    Representations by Purchaser and Remedies

13.1.1                          Representations

13.1.1.1                            Purchaser is a limited company duly organized and validly existing under the Laws of Delaware, USA, and has the full power, authority and necessary governmental approvals to own or use its assets and properties and to conduct its business as it is presently being conducted.

13.1.1.2                            Except for a possible merger control clearance, Purchaser has the full power and authority to enter into this Agreement and to perform all of its obligations under this Agreement. This Agreement constitutes the valid, legal and binding obligations of Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by principles of public policy and subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies. There exist no limitations under applicable Law, the constituting documents of Purchaser, or any Contracts by which Purchaser is bound that would prevent Purchaser from entering into or performing its obligations under this Agreement.

13.1.1.3                            There are no suits or proceedings pending against Purchaser or any of its Affiliates before any court or administrative board, agency or commission which involve a claim by a governmental or regulatory authority, or by a third party, which would operate to hinder the consummation of the Transaction.

13.1.2                          Remedies

Sections 8 and 12.2.1 shall apply mutatis mutandis.

13.2                                    Purchaser’s Covenant

Purchaser agrees to release Seller 2’s, Seller 3’s and Seller 4’s personal guarantees for the Known Bank Liabilities listed in Schedule 7.3.1.7 as soon as practicable after the Closing Date.

14.                               CONFIRMATION AND WAIVER BY SELLERS

Sellers hereby confirm that except as disclosed in Schedule 14, Sellers have no claims against any Target Group Company. For the avoidance of doubt, Sellers hereby waive any claims which they might have against either of the Target Group Companies as at the Closing Date other than those explicitly disclosed in Schedule 14. Section 7.4.1 shall apply mutatis mutandis.

15.                               CONDUCT OF BUSINESS AND OTHER SELLERS’ COVENANTS

15.1                                    Actions requiring Purchaser’s consent

Between the Signing Date and the Closing Date, Sellers shall, and shall cause the Target Group Companies to, properly conduct the Target Group Companies in the Ordinary Course of Business, without the Target Group Companies entering into any Contracts or incurring any obligations, liabilities or indebtedness or taking any other action which, without the prior written consent of Purchaser, may interfere with or impair the consummation of the Transaction, or may cause any of the statements contained in Section 7 to become materially incorrect or incomplete. In particular, and to the extent legally permitted, Sellers shall not, and shall cause the Target Group Companies not to, without the prior written consent of Purchaser or as otherwise expressly provided in this Agreement, take any of the following actions:

15.1.1                          Any change of the articles of association or by-laws of the Target Group Companies or conclusion of a shareholder agreement with respect to the Target Group Companies, or conclusion of any domination or profit pooling Contracts or any other enterprise Contracts including profit sharing Contracts by any of the Target Group Companies;

15.1.2                          any increase or decrease of the stated capital or, to the extent applicable, exercise of authorized capital, of the Target Group Companies or any other form of issuance of shares in the Target Group Companies;

15.1.3                          any granting of any subscription rights, options, warrants, pre-emptive rights, rights of first refusal or any other rights related to shares in the Target Group Companies, or issuance of any convertible bonds or other equity linked securities by the Target Group Companies to Sellers or any third party;

15.1.4                          any creation of any pledge or Liens over any share in the Target Group Companies or over any of the Target Group Companies ‘ assets;

15.1.5                          any sale or transfer or other disposal or redemption of shares in the Target Group Companies;

15.1.6                          any divestitures or acquisitions or winding up or shutting down of the Business or a business unit of either of the Target Group Companies;

15.1.7                          any merger or similar business combination or any other reorganization (including transformations pursuant to the UmwG or equivalent Laws) to which the Target Group Companies or Sellers are a party, or any dissolution or liquidation of the Target Group Companies;

15.1.8                          any sale, transfer, pledge, mortgage, lease or other disposal of any material assets of the Target Group Companies provided, however, nothing in this Section is intended to restrict the sale of products or services in the Ordinary Course of Business;

15.1.9                          any conclusion, change or withdrawal from any partnership, consortium, joint venture or other incorporated association;

15.1.10                   any declaration or payment of dividends by or other effective withdrawals of equity from the Target Group Companies to Sellers or Sellers’ Related Parties;

15.1.11                   any equity investment by the Target Group Companies in any Legal Entity or granting of a loan by the Target Group Companies to Sellers;

15.1.12                   make, increase or extend any loan or advance or grant any credit to any third party, or any incurrence by the Target Group Companies of any indebtedness or other liability in excess of EUR 7,500 (in words: Euros seven thousand five hundred);

15.1.13                   enter into, amend or modify any Contracts to which the Target Group Companies are, or in case of entering into, as the case may be, will be a party which:

(a)                                                         is outside the Ordinary Course of Business,

(b)                                                         involves payments or expenditures by, or requires future performance obligations of the Target Group Companies amounting to more than EUR 15,000 per item or EUR 30,000 in aggregate,

(c)                                                          is concluded with Sellers or any of their Related Parties,

(d)                                                         has a notice period of more than six (6) months,

(e)                                                          provides for a Change of Control Clause,

(f)                                                           is not at arm’s length,

(g)                                                          provides for liquidated damages or contractual penalties against the Target Group Companies,

(h)                                                         contains or promises any exclusive right;

(i)                                                             lead to material changes to insurance coverage (including directors & officers liability insurance) of the Target Group Companies unless resulting from the requirement to adequately cover additional risks;

(j)                                                            would result in or qualify as an Unjustified Asset Withdrawal; or

(k)                                                         include any exclusivity, non-compete, non-assert, non-challenge, rights of first refusal or other business restricting clause.

15.1.14                   delay or accelerate the payment of any amount due to the Target Group Companies by their respective suppliers or customers (or vice-versa), or solicit or agree to, the extension or acceleration of the payment terms otherwise applicable to any such suppliers or customers (or vice-versa);

15.1.15                   omit, wholly or partially, with respect to the Target Group Companies the payment of any Taxes, compensation to current Employees or former employees, social security contributions or similar payments or benefits becoming due in the aforesaid period unless being contested as permitted under applicable Law;

15.1.16                   fail to take any necessary actions, including the payment of any registration, maintenance or renewal fees, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Owned Registered IPR;

15.1.17                   except standard customer licenses entered into in the Ordinary Course of Business and not including any of the restrictions listed in this Section 15.1, (i) sell, lease, transfer, license, sub-license or assign any of the Owned IPR and Material In-Licensed IPR, (ii) enter into any license or other agreements with respect to the Owned IPR and Material In-Licensed IPR, or (iii) amend, modify or terminate any license Contract;

15.1.18                   commence any litigation in respect to the Owned IPR and Material In-Licensed IPR or initiate, discontinue or settle any litigation or arbitration proceedings where the settlement amount to be paid by a Target Group Company exceeds EUR 15,000 per item or EUR 30,000 in aggregate; provided that ongoing litigations and actions which are subject to deadlines or otherwise urgent shall always be continued respectively undertaken, in each case however only after notification and with prior written approval of Purchaser;

15.1.19                   any material changes to compensations for, or granting of severance payments or other benefits to Employees or their Related Parties or modifications of any benefit, employee incentive or pension plan of the Target Group Companies;

15.1.20                   dismiss any of the Employees, save in circumstances where a Target Group Company is entitled to dismiss for cause or without notice;

15.1.21                   amend (or agree to amend) the terms of employment of any of the Employees;

15.1.22                   discuss, negotiate, enter into, amend, modify or terminate any shop agreements or collective agreements (including any agreements with works councils) or practices and customs (betriebliche Übungen) applicable to the Employees;

15.1.23                   make any representations or issue any communications (including electronic communications) to Employees in their capacity as such regarding any benefits of the Transaction (other than communicate to Employees the amount of any Change of Control payment paid on Closing), including any representations regarding offers of employment from Purchaser or the terms thereof;

15.1.24                   solicit or attempt to solicit the service or employment of current Employees or future employees of the Target Group Companies;

15.1.25                   influence or attempt to influence any customer, supplier, Employee, software developer, contractor, consultant, director, officer, agent or distributor or other third party maintaining a contractual or other business relationship with the Target Group Companies, to terminate or discontinue such contractual or other business relationship or to have such people work for a Competitor or any other individual or Legal Entity doing business;

15.1.26                   materially change the accounting procedures or accounting principles applicable to the Target Group Companies unless required under applicable Law;

15.1.27                   pay, discharge or satisfy any claim, liability or obligation other than in the Ordinary Course of Business;

15.1.28                   cancel, waive, or release any right or claim (or series of related rights and claims);

15.1.29                   take any measure that would reasonably be expected to have a Material Adverse Effect.

15.1.30                   commit to take any of the actions set out in Sections 15.1.1 through 15.1.29 before.

15.2                                    Further covenants by Sellers

15.2.1                          Sellers shall ensure that until the Closing Date, the Target Group Companies shall, unless Purchaser has otherwise consented in writing, (i) not take any actions which contravene maintaining their relationships with customers, agents, distributors, suppliers and Employees, (ii) preserve the assets of the Target Group Companies in good working condition, reasonable wear and tear excepted, and (iii) maintain the insurance for the Business at the level existing as of the Signing Date.

15.2.2                          From the Signing Date to the Closing Date, Sellers shall not (nor shall Sellers permit, as applicable, any of the Target Group Companies’ officers, directors, Employees, agents, representatives or any of their Related Parties to), directly or indirectly, take any of the following actions with any party other than together with Purchaser and its designees:

15.2.2.1                            solicit, encourage, initiate or participate in any inquiry, negotiations or discussions, enter into any Contract, or assist or cooperate with any person to make any proposal with respect to any offer or proposal to acquire all or any material part of the Target Group Companies, whether by share purchase, merger, purchase of assets, tender offer, license or otherwise (an “Acquisition Proposal”), or effect any such transaction,

15.2.2.2                            without Purchaser’s prior written consent, disclose any information not in the Ordinary Course of Business concerning the Business, or afford to any person or entity access to Owned IPR and Material In-Licensed IPR, in order to assist them formulate an Acquisition Proposal, or

15.2.2.3                            enter into any Contract with any person providing for the acquisition of any of the Target Group Companies or any of the Owned IPR and Material In-Licensed IPR, whether by share purchase, merger, purchase of assets, license, tender offer or otherwise, other than in the Ordinary Course of Business.

15.2.3                          In the event that any Seller has knowledge of, is aware of or has received any offer, proposal, or request, directly or indirectly, of the type referenced in Section 15.2.2.1, or any request for disclosure or access as referenced in Section 15.2.2.2, such Seller shall notify Purchaser as soon as reasonably practicable of the existence of the offer, proposal or request and shall immediately terminate any discussions or negotiations regarding the same.

15.2.4                          Between the Signing Date and the Closing Date, Sellers undertake to notify Purchaser without undue delay of any event which is or may constitute a Sellers Breach and which has, or is reasonably likely to have, a Material Adverse Effect.

15.3                                    Closing covenants

Until the Closing Date

15.3.1                          the Sellers shall execute, and cause the former shareholder Markus Erich Riedl to execute, an IP transfer agreement substantially in the form as attached hereto as Schedule 15.3.1(a)   concerning the transfer of the patents and inventions listed in Schedule 15.3.1(b) (the “IP Transfer Agreement”) and shall execute and file the “request to record the details of transfer of ownership of patents” attached to the IP Transfer Agreement in order to register the Company as the owner of such patents;

15.3.2                          the Sellers shall conclude a five year lease agreement between the Company and the landlord regarding the Company’s business premises at Limbeckstrasse 63-65, 44894 Bochum, Germany substantially in the form as attached hereto as Schedule 15.3.2 (the “New Lease Agreement”);

15.3.3                          Holger Wallat, Dirk Rolf Beils shall and Sellers shall ensure that Gregor Malajka and Olaf Winkler enter into new employment or service agreements with the respective Target Group Company substantially in the form as attached hereto as Schedule 15.3.3 (the “New Key Employee Agreements”);

15.3.4                          Sellers shall ensure that the managing directors and members of the board of directors of the Target Group Companies as listed in Schedule 15.3.4(a) have resigned from office effective as of the Closing Date by signing the resignation letters attached hereto as Schedule 15.3.4(b) (the “Resignation Letters”).

15.3.5                          Sellers shall ensure that Manfred Jansen and the Company execute the assignment agreement concerning the assignment to Seller 2 of Manfred Jansen’s claims against the Company for repayment of the loan amount including any accrued interest under the Shareholder Loan Agreements concluded between the Company and Manfred Jansen on 16 October 2010 and 2 July 2010 attached hereto as Schedule 15.3.5  (the “Manfred Jansen Loan Assignment Agreement”).

15.3.6                          Seller 1 shall transfer the domain “Mach4.es” to the Company.

15.4                                    Access to information

Sellers shall procure that as from the Signing Date the Target Group Companies grant to Purchaser and its professional advisers full access to all of the Target Group Companies’ properties, assets, books, financial statements and book keeping vouchers, Tax returns, Contracts (including Contracts with agents, distributors, employees and customers), permits, records and other documents and data for any period up to the Closing Date, and furnish to Purchaser all such documents and information which Purchaser reasonably requests and which, in each case, relate to the Target Group Companies.

16.                               NON-COMPETE AND NON-SOLICITATION COVENANT

16.1                                    Non-compete covenant

For a period of two years after the Signing Date, Sellers shall refrain from competing, directly or indirectly, with the Business as conducted as of the Signing Date in the territories of Germany, England and France and any other territory where the Company currently conducts its Business or intends to conduct its Business in the near future and has already determined concrete launching date(s). This obligation shall include that Sellers shall not directly or indirectly engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner connected with, lend its name, or render services or advice to a Competitor. The possession of shares in a publicly traded competing enterprise that amounts to less than 2% of all shares in the share capital of the competing enterprise, such shares being held for investment purposes and permitting no influence on the executive bodies of the enterprise in question, shall not be covered by the prohibition on competition pursuant to this Section 16.1.

16.2                                    Non-solicitation covenant

For a period of two years after the Signing Date, Sellers:

16.2.1                          shall for the purpose of avoiding migration of the Target Group Companies’ related know-how, not solicit or encourage the Target Group Companies’ current Employees or former employees, including directors, members of the management boards, interns and apprentices and temporary workers to serve for a Competitor or any other third party doing business as employee, director, officer, consultant, contractor or otherwise;

16.2.2                          shall not influence or attempt to influence any customer, supplier, Employee, software developer, contractor, consultant, director, officer, agent or distributor or other third party maintaining a contractual or other business relationship with the Target Group Companies, (i) to reduce, modify, replace, terminate, discontinue or otherwise negatively impact such contractual or other business relationship or (ii) to have such people work in any capacity for Sellers, a Competitor or any other individual or Legal Entity doing business.

16.3                                    Remedies

16.3.1                          The Parties agree that in the case of a breach by a Seller of the non-compete or the non-solicitation covenant, the remedies available to Purchaser under this Agreement may eventually not be sufficient to hold Purchaser fully harmless against the detriments suffered therefrom, Purchaser shall be entitled to enforce any claims for specific performance by Sellers of the non-compete or the non-solicitation covenant by injunctive relief pursuant to applicable Law.

16.3.2                          Any Seller breaching the non-compete covenant shall, in addition to any other remedies of Purchaser under this Agreement or Law, pay to Purchaser a contractual penalty of EUR 500,000 for each case of a breach of the non-compete covenant for each month of such breach, and any Seller breaching the non-solicitation covenant shall pay a contractual penalty of EUR 50,000 for each case of a breach of the non-solicitation covenant for each month of such breach, provided, however, that Purchaser has previously sent such Seller or Sellers, as the case may be, a written warning and request to cease such breaching and such Seller, as the case may be, failed to comply with such request within five Business Days.

16.3.3                          In the event of a breach by a Seller of any covenant set forth in this Section 16, the term of such covenant will be extended by the period of the duration of such breach.

16.4                                    Severability

Should the non-compete covenant provided for in this Section be or become invalid with respect to the scope of its term, region or subject matter, the invalid provision shall be replaced by a valid provision which shall have the closest economic effect legally permissible.

17.                               CONFIDENTIALITY, PUBLIC ANNOUNCEMENTS

17.1                                    Confidentiality obligation

The Parties undertake to treat all Confidential Information strictly confidential and to refrain from disclosing it to any third parties, unless such Confidential Information is or has already been

(a)                                                         made public as required by Law, court proceedings, regulatory authorities, stock exchange regulations, or governmental order, however, in any case provided that Sellers (if Sellers are required to make such disclosure) shall inform Purchaser, to the extent reasonably practicable, that such disclosure is required, and the

Parties shall use their reasonable efforts to agree in good faith on the content of such disclosure prior to it being made; or

(b)                                                         made part of the public domain as a result of acts by someone other than the Parties and through no fault or wrongful act of one of the Parties.

17.2                                    Permitted disclosure

17.2.1                          A Party may disclose Confidential Information to its Affiliates and its or its Affiliates’ directors, officers, employees and professional advisers (the “Secondary Recipients”), provided that such Secondary Recipients are — either on the basis of their employment or service Contracts, enforceable rules of conduct or individual confidentiality undertakings — subject to confidentiality obligations with respect to such Confidential Information equivalent in scope and nature to the confidentiality obligations of the Party hereunder.

17.2.2                          Each Party which has disclosed Confidential Information to a Secondary Recipient shall be liable for the disclosure of such Confidential Information to any third party by such Secondary Recipient which is in violation of such Secondary Recipient’s confidentiality obligations.

17.2.3                          In addition, it is understood that and agreed that neither the foregoing confidentiality undertaking nor the LoI shall restrict

(a)                                                         the Parties from pursuing their rights and exercising their remedies under this Agreement, or

(b)                                                         Purchaser Group (or any of its Affiliates) from conducting the businesses of Purchaser Group.

17.2.4                          As of the Closing Date, Purchaser is released from all confidentiality obligations to the extent that any information deemed Confidential Information relates to the Target Group, however, for the avoidance of doubt, except for the content of this Agreement.

17.3                                    Public announcements

Neither Party will issue any statement or communication to the public or press regarding the Transaction prior to the Closing Date without the prior written consent of the other Party. After the Closing Date, all public announcements or press releases concerning the Transaction shall only be issued by Purchaser or a member of the Purchaser Group. Notwithstanding the foregoing, nothing in this Agreement shall restrict or prohibit any announcement or disclosure required by Law by any competent judicial or regulatory authority or any competent securities exchange (in which case the Parties shall endeavor in good faith to agree on the content of any such announcement or disclosure prior to its issuance). Neither Purchaser as a subsidiary of a listed company nor the Purchaser Ultimate Parent shall, in particular, require Sellers’ consent for any filings to the U.S. Securities and Exchange Commission (“SEC”), disclosure of the Transaction in quarterly reports, press releases and quarterly stock holder calls. In these events, Purchaser will provide its statement or communication to Sellers for review and will, to the extent possible and reasonable, consider Sellers’ comments.

18.       SELLER REPRESENTATIVE

18.1                                    Subject to the limitations set forth in Section 18.5, Sellers hereby appoint and comprehensively authorize Seller Representative for each Seller, and Sellers as a group under this Agreement, and in particular (i) to validly receive and accept any declarations, notifications, measures and actions from and made by Purchaser with binding and fulfilling effect towards any Seller (Empfangsvertreter), and (ii) to make or take, on behalf of each Seller and Sellers as a group, declarations, notifications, measures and actions towards Purchaser, and Seller Representative hereby accepts such appointments and authorizations. For the purpose of the power of attorney granted by such Seller under item (i) and (ii) and as far as legally possible, all such Sellers hereby fully release Seller Representative from all restrictions imposed by Section 181 BGB.

18.2                                    Seller Representative’s power of representation granted by such Sellers pursuant to Section 18 shall comprise the power to negotiate and settle disputes or indemnification claims under or in connection with this Agreement.

18.3                                    For as long as Sellers have not appointed a new Seller Representative and notified Purchaser of such appointment and such Seller Representative adhered to this Agreement by written accession declaration, which adherence is hereby already irrevocably offered by the Parties to this Agreement, any declarations, notifications, measures and actions made by Purchaser towards Seller Representative shall have binding effect vis-à-vis such Seller. If Seller Representative resigns or ceases to function in such capacity for any reason whatsoever, then Sellers shall within ten Business Days appoint a successor Seller Representative. If within ten Business Days no successor Seller Representative is appointed, Purchaser shall have the right to ask a court of competent jurisdiction to appoint a successor Seller Representative who shall adhere to this Agreement and be authorized and vested with all powers as per this Section 18.2.

18.4                                    Sellers shall be entitled to exercise rights under this Agreement only through Seller Representative, or any other person jointly appointed in writing by Sellers to act as their agent of which appointment Purchaser shall have been notified in writing in advance. The right of Purchaser to individually notify each Party to this Agreement shall remain unaffected.

18.5                                    Sellers may revoke the power of attorney granted to Seller Representative, only if Sellers appoint and authorize at the same time a new Seller Representative pursuant to Sections 18.3 and Section 18.4 who shall adhere to this Agreement and be authorized and vested with all powers as per this Section 18.

18.6                                    Purchaser shall be entitled to make any notifications, declarations or communications under and in connection with this Agreement towards Seller Representative, which shall, if made, be deemed to be made and have legal effect towards all Sellers.

19.                               JOINT AND SEVERAL LIABILITY

Except as set forth otherwise, any liability of any Seller under or in connection with this Agreement shall be jointly and severally (Gesamtschuldner), it being understood that for Sellers’ internal relationship, such Seller shall be liable who is in breach of an Individual Guarantee or in fact non-compliant or in breach with an obligation, covenant or undertaking under or of this Agreement.

20.                               NOTICES

All notices and other communications hereunder shall be made in writing and shall be sent by overnight courier, facsimile or email with explicit receipt confirmation by recipient to the following addresses:

If to Sellers, to the Seller Representative:

Holger Wallat

email: holger.wallat@me.com

with a copy (which shall not constitute notice) to:

Seufert Rechtsanwälte
Att.: Florian Roetzer
Residenzstraße 12, 80333 Munich, Germany

Fax No.: +49 (0) 89 29033-100

email: roetzer@seufert-law.com

If to Purchaser to:

Omnicell, Inc.
Attn: General Counsel
590 E. Middlefield Road
Mountain View, CA 94043-4008

Fax No.: +1 650 230 7149
email: danj@omnicell.com

with a copy (which shall not constitute notice) to:

Bird & Bird LLP
Att.: Stefan Münch
Maximiliansplatz 22, 80333 Munich, Germany

Fax No.: +49 (0) 89 35816 011

email: stefan.muench@twobirds.com

or, provided that Section 18 shall prevail, to such other recipients or addresses which may be notified by any Party to the other Parties in the future in writing.

21.                               COSTS AND EXPENSES

All costs, including fees, expenses and charges, in connection with the preparation, negotiation, execution and consummation of this Agreement or the Transaction, including the fees and expenses of professional advisors, shall be borne by the Party commissioning such costs unless otherwise stated in this Agreement. The costs for notarization of this Agreement shall be borne by Purchaser.

22.                               MISCELLANEOUS

22.1                                    Schedules

All Schedules to this Agreement constitute an integral part of this Agreement. In the case of a conflict between any Schedule and the provisions of this Agreement, the provisions of this Agreement shall prevail.

22.2                                    Entire agreement

This Agreement (including the Schedules) shall comprise the entire agreement between the Parties concerning the subject matter hereof and shall supersede and replace all prior oral and written declarations of intention made by the Parties in respect thereof, including the LoI.

22.3                                    Amendments/waivers

Any amendments or waivers to this Agreement (including amendments to this Section 22.3) shall be valid only if made in writing, unless another form is required by mandatory Law.

22.4                                    Interpretation/language

22.4.1                          The Parties agree that they have been represented by professional advisers during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

22.4.2                          If provisions in this Agreement include English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in brackets and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

22.4.3                          The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

22.4.4                          Except as set forth otherwise, all references to “Section”, or “Schedule” refer to the corresponding Section or Schedule of this Agreement.

22.4.5                          All words used in this Agreement will be construed to be of such gender or number as the circumstances require.

22.4.6                          The words “includes”, “including”, “in particular” or synonymous words shall not limit the preceding words or terms and the respective enumeration shall be conceived as exemplary and not as exclusive or exhaustive.

22.4.7                          The term “third party” when used in this Agreement shall include Sellers and Sellers’ Related Parties.

22.4.8                          Wherever this Agreement requires the disclosure of or otherwise refers to a Contract, such disclosure requirement or other reference shall require the disclosure of all ancillary agreements, amendments, side letters, waivers and similar documents, if any, related thereto. Nothing in the Disclosure Letter shall be deemed adequate to disclose an exception to a Sellers Guarantee made herein, unless the Disclosure Letter identifies the exception with reasonable particularity and by referencing a specific Section of the Sellers Guarantees and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a Sellers Guarantee made herein (unless the guarantee has to do with the existence of the document or other item itself).

22.5                                    Default Interest

If a Party fails to pay any sum payable under this Agreement on the due date for payment, it shall be in default (Verzug) of such payment obligation from the due date, without any further notice of the other party being required. Interest — or if the unpaid amount relates to interest lump sum damages (Schadensersatz) — shall accrue on the unpaid amount at the Default Rate for the period from and including the due date up to, but not including, the date payment is received by the other Party (the “Default Interest”). Default Interest will accrue from day to day on the basis of the actual number of days elapsed and a 360-day year.

22.6                                    Withholding tax

22.6.1                          Any payments made by or due from any Seller or the Purchaser to the other Party pursuant to the terms of this Agreement shall be paid free and clear of all Taxes whatsoever save only for any deductions or withholdings required by Law. Where such deduction or withholding is required, the Party required to make the deduction (as the case may be) shall (i) withhold or deduct the minimum amount required by Law, (ii) remit such amount in a timely manner to the relevant Tax Authority, and (iii) provide the other Party with reasonable evidence of such remittance.

22.6.2                          Where deductions or withholdings are required by Law, the Party making such payment (the “Payor”) shall be entitled to deduct withholding tax at the applicable statutory rate and pay such amount to the relevant Tax Authority, unless furnished with a certificate of full or partial exemption (Freistellungsbescheinigung) by the recipient of such payment (the “Payee”) before executing the respective payment, certifying that Payor may fully or partially refrain from withholding any withholding tax. The Sellers and the Purchaser agree to assist each other for purposes of obtaining relevant exemption certificates.

22.6.3                          If in respect of any payments for a Sellers Breach (but excluding, for the avoidance of doubt, payment of the Purchase Price):

(a)                                                         any deductions or withholdings are required by law; and/or

(b)                                                         any such payments made by or due from a Party under or pursuant to this Agreement are liable for Taxes (whether in the hands of recipient or otherwise), the Payor shall be liable to pay to the Payee such further sums as will ensure that the aggregate of the sums paid or payable under this Section and the amounts payable under or pursuant to this Agreement shall, after deducting from such sums all deductions or withholdings and all Tax thereon, leave the Payee (and any other person liable for Taxes on such payment) with the same amount as it/they would have been entitled to receive in the absence of any such deductions or withholdings or Taxes.

22.7                                    Assignment

Without the prior written consent of the other Parties, no Party shall be entitled to assign any rights or claims under this Agreement, except that Purchaser may assign its rights and claims, without notice or consent: (i) to any member of Purchaser Group or (ii) in connection with any merger, acquisition, sale of all or substantially all of the assets or Change of Control of Purchaser or Purchaser Ultimate Parent.

22.8                                    Governing Law

This Agreement shall be governed by, and be construed in accordance with, the Laws of the Federal Republic of Germany, without regard to principles of conflicts of Laws. The Parties expressly agree that the United Nations convention on Contracts for the International Sale of Goods (CISG) shall not apply to this Agreement.

22.9                                    Disputes

All disputes, controversies or differences arising out of or in connection with this Agreement shall be finally settled by three arbitrators, which shall be expert in international mergers and acquisitions, in accordance with the then applicable Arbitration Rules of the German Arbitration Institute (Deutsches Institut für Schiedsgerichtsbarkeit e.V.) without recourse to the ordinary courts of law. The venue of the arbitration shall be Munich. The language of the arbitration proceedings shall be English, provided, however, that the Parties may submit any evidence in German or English language.

22.10                             Severability

In the event that, for whatever reason, any provision hereof is invalid or unenforceable, any such invalidity and unenforceability shall not affect the remaining provisions hereof. Any such invalid or unenforceable provision shall be replaced by a valid and enforceable provision corresponding to the economic interests of the Parties. The same shall apply if any provision of this Agreement is invalid due to a scope of a time period or if this Agreement contains a contractual gap (Vertragslücke). The Parties are aware of the case law of the Federal Court of Justice (Bundesgerichtshof) according to which a severability clause merely inverses the burden of proof. It is the explicit intention of the Parties to maintain the validity of all other provisions under all circumstances and, therefore, to waive Section 139 BGB in its entirety.